As filed with the Securities and Exchange Commission on November 19, 1997.

                                                      Registration No. 333-38711

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   ----------


                                AMENDMENT NO. 2


                                       TO

                                   FORM S-3

                         REGISTRATION STATEMENT UNDER
                          THE SECURITIES ACT OF 1933

                                   ----------

                                    SYMS CORP
             (Exact name of Registrant as specified in its charter)

                                   ----------

                                   NEW JERSEY
         (State or other jurisdiction of incorporation or organization)

                                   ----------

                                   22-2465228
                      (I.R.S. Employer Identification No.)

                                   ----------

                                    SYMS WAY
                           SECAUCUS, NEW JERSEY 07094
                                 (201) 902-9600
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                                   ----------

                                     SY SYMS
                                    SYMS WAY
                           SECAUCUS, NEW JERSEY 07094
                                 (201) 902-9600
    (Name, Address, Including Zip Code, and Telephone Number, Including Area
                           Code, of Agent for Service)

                                    Copy to:

      MATTHEW J. MALLOW, ESQ.                     STEPHEN H. COOPER, ESQ.
       SKADDEN, ARPS, SLATE,                    WEIL, GOTSHAL & MANGES LLP
        MEAGHER & FLOM LLP                           767 FIFTH AVENUE
         919 THIRD AVENUE                        NEW YORK, NEW YORK 10153
     NEW YORK, NEW YORK 10022                         (212) 310-8000
          (212) 735-3000

                                   ----------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.





                 SUBJECT TO COMPLETION, DATED NOVEMBER 19, 1997


PROSPECTUS

                                3,500,000 SHARES

                                    SYMS CORP

                                  COMMON STOCK

     All of the shares of Common Stock of Syms Corp (the "Company") offered hereby will be sold by the Sy Syms Foundation and Sy Syms. See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of the Common Stock offered hereby.


     The Common Stock is listed on the New York Stock Exchange under the symbol "SYM." On November 18, 1997 the last sale price of the Common Stock as reported on the New York Stock Exchange Composite Tape was $13.56. See "Price Range of Common Stock and Dividend Policy."

                                   ----------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                                             UNDERWRITING     PROCEEDS TO
                                 PRICE TO    DISCOUNTS AND      SELLING
                                  PUBLIC     COMMISSIONS(1)  STOCKHOLDERS(2)
--------------------------------------------------------------------------------
Per Share .....................  $          $                $
Total(3) ......................  $          $                $
================================================================================

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of $__________ payable by the Selling Stockholders. The Company's expenses in connection with this offering are estimated at $__________.

(3) Certain Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to 525,000 additional shares of Common Stock solely to cover over-allotments, if any. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Selling Stockholders will be $__________, $__________ and $__________ , respectively. See "Underwriting."

                                   ----------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify the offer and to reject orders in whole or in part. It is expected that delivery of the shares will be made against payment thereof on or about __________________, 1997, at the offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York.

                                   ----------

BEAR, STEARNS & CO. INC.                                    SALOMON BROTHERS INC

                                   ----------

             The date of this Prospectus is __________________, 1997

                                [GRAPHICS PAGE]


AN EDUCATED CONSUMER IS OUR BEST CUSTOMER(R)                         [SYMS LOGO]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. SEE "UNDERWRITING."

                              AVAILABLE INFORMATION

     The Company is subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at the offices of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, New York, New York 10048. Copies of such materials can also be obtained by written request to the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, and can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed a Registration Statement under the Securities Act with the Commission with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission. Statements contained in this Prospectus such as the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement, including the exhibits thereto, may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission upon the payment of certain fees prescribed by the Commission. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. The address of the site is http://www.sec.gov.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents are hereby incorporated herein by reference:

          1. The Company's Annual Report on Form 10-K for the fiscal year ended March 1, 1997.

          2. The Company's Quarterly Reports on Form 10-Q for the quarterly periods ended May 31, 1997 and August 30, 1997.

     All reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be submitted to the Chief Financial Officer of the Company, at the Company's principal executive offices, which are located at Syms Way, Secaucus, New Jersey 07094 (telephone: (201) 902-9600).

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS THE CONTEXT OTHERWISE REQUIRES, THE "COMPANY" AND "SYMS" REFER TO SYMS CORP AND ITS SUBSIDIARIES. REFERENCES HEREIN TO "COMMON STOCK" ARE TO THE COMMON STOCK, $.05 PAR VALUE, OF THE COMPANY.

                                   THE COMPANY

     Syms operates a chain of forty "off-price" retail apparel stores located throughout the Northeastern and middle Atlantic regions and in the Midwest, Southeast and Southwest. The Company's stores feature a wide selection of first quality, in-season merchandise, bearing nationally-recognized designer or brand name labels, all of which is offered at prices substantially below those generally found in department and specialty stores. The Company's merchandise consists principally of men's tailored clothing and haberdashery and women's dresses, suits, separates and accessories. For the fiscal year ended March 1, 1997, the Company had net income of approximately $19.1 million on net sales of approximately $346.8 million, of which over 99% was generated by the sale of designer and brand name merchandise.

     Syms merchandising is predominantly directed toward middle- and upper-income, fashion-minded and price conscious shoppers and is symbolized by its widely-recognized slogan: "An Educated Consumer is Our Best Customer." The Company's stores have a "no frills" atmosphere in order to emphasize Syms focus on everyday low prices and exceptional value, although the Company's merchandising approach is to be the off-price equivalent of an upscale specialty store. For example, the Company is unique among off-price retailers in offering its customers a relatively high degree of service, including sales associates (called "Educators") to assist with merchandise selection and sizing and the convenience of in-store alterations.

     The Company is able to consistently offer merchandise at prices substantially below those found at traditional department and specialty stores as a result of its substantial purchasing volume and opportunistic and disciplined buying practices. The Company always seeks the lowest possible price from its vendors, rather than the special allowances, return privileges and delayed delivery terms sought by most traditional retailers. Syms ability to purchase at discounted prices is aided, in many cases, by the Company's longstanding relationships with its vendors, many of whom have come to view the Company as an effective and dependable channel for reducing their excess inventories without compromising brand image.

     Syms continues to expand the breadth of its merchandise selection and the number of designer labels and brand names (currently more than 200) carried in its stores. Men's and women's apparel accounted for 54% and 31%, respectively, of the Company's net sales in fiscal 1997. The Company makes a special effort to consistently carry a wide range of sizes in menswear and women's apparel, with no pricing differential for special sizes. The Company's stores also carry children's apparel, accessories (such as hosiery, underwear and sleepwear), men's, women's and children's shoes, and luggage and smaller leather goods. The Company believes it offers a wider range and quantity of merchandise in more styles and sizes than any other off-price retailer.

     In 1959, Syms opened its first store, containing 1,600 square feet, in downtown New York City. Today, the Company's forty stores average 38,400 square feet of selling space and are found in 28 cities in 16 states, representing 22 radio and television advertising markets. The Company has recently embarked on a five-year, 19 store expansion program intended to increase its penetration of various markets in which it currently has a retailing presence and to enter new markets in Los Angeles, San Francisco, Seattle and Toronto that it does not currently serve. It is the Company's goal to have at least two stores in each market that it currently serves with a population greater than two million. Accordingly, the Company plans to open a second store in suburban Atlanta in November 1997 and a second store in suburban Detroit in June 1998. Additional suburban stores are planned for Baltimore, Houston, Miami and New York. The Company also plans to open center-city stores in Boston, Chicago and Washington, D.C., where it currently has only a suburban presence.

                                  THE OFFERING

Common Stock to be offered ................  3,500,000 shares, all of which will be sold by the Sy Syms Foundation
                                             and Sy Syms.


Common Stock to be outstanding after the
  offering ................................  17,846,090 shares, of which
                                             8,824,536 shares will be held by
                                             the public and 9,021,554 shares
                                             will be held by Sy Syms and members
                                             of the Syms family. (See "Principal
                                             and Selling Stockholders.")(1)


New York Stock Exchange symbol ............  SYM

----------

(1) Assumes that the over-allotment option granted to the Underwriters is not exercised.

                             SUMMARY FINANCIAL DATA

     In 1995, the Company changed its fiscal year end to the Saturday nearest to the end of February. Prior thereto, the Company's financial statements were prepared on the basis of a 52-week or 53-week fiscal year ending on the Saturday closest to the end of December. The following summary income statement and balance sheet data, other than the data for the interim periods ended August 31, 1996 and August 30, 1997, are derived from the Company's audited financial statements. All of the financial data presented below should be read in conjunction with the consolidated financial statements and related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere in this Prospectus.

                                                                                                                   TWENTY-SIX
                                                                FISCAL YEAR ENDED                                 WEEKS ENDED
                                       ----------------------------------------------------------------       ---------------------
                                                                                                                   (UNAUDITED)
                                       JANUARY 2,   JANUARY 1,     DECEMBER 31,     MARCH 2,    MARCH 1,      AUGUST 31,  AUGUST 30,
                                         1993         1994            1994          1996(1)      1997           1996        1997
                                        --------     --------        --------       --------    --------       --------   --------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

INCOME STATEMENT DATA:
Net sales ............................  $319,623     $318,939        $326,651       $334,750    $346,792       $158,505   $164,239
Gross profit .........................   105,161      103,423         108,739        117,189     133,679         56,589     64,444
Income from operations ...............    25,635       18,839          14,429         17,938      33,839          8,570     12,948
Income before income taxes ...........    25,176       19,082          14,370         17,645      33,742          8,534     12,707
Net income ...........................    15,148       10,847           8,491         10,411      19,065          4,822      7,496
Net income per share .................     $0.86        $0.61           $0.48          $0.59       $1.08          $0.27      $0.42
Weighted average shares
 outstanding .........................    17,690       17,690          17,694         17,694      17,694         17,694     17,739

OTHER DATA:
Gross profit margin ..................      32.9%        32.4%           33.3%          35.0%       38.5%          35.7%      39.2%
Operating income margin ..............       8.0          5.9             4.4            5.4         9.8            5.4        7.9
Depreciation and amortization ........  $  7,747     $  7,446        $  8,854       $  7,751    $  7,971       $  3,830   $  4,290
Capital expenditures .................     6,713       17,508          14,591          4,777      21,709         12,716      6,792
Number of stores at end
 of period ...........................        29           34              39             38          40             39         40

BALANCE SHEET DATA:
Working capital ...................... $  61,338    $  59,871        $ 59,918       $ 75,521    $ 78,228       $ 70,425   $ 84,102
Total assets .........................   204,071      221,152         245,385        260,144     284,018        289,102    306,114
Long-term debt (including
 capitalized leases) (2) .............     2,209        1,974           1,696          1,304         900          1,111        670
Stockholders' equity .................   180,625      190,605         197,341        207,369     226,434        212,191    234,657

----------

(1)  Fiscal year 1996 was comprised of fifty-three weeks.

(2)  Excludes current maturities.

                           FORWARD-LOOKING STATEMENTS


     This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements herein other than statements of historical fact, including, without limitation, the statements under "Prospectus Summary--The Company," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Expansion Program" regarding the Company's expansion plans, liquidity and capital requirements, are forward-looking statements. Although management believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that those expectations will prove to have been correct. Important factors that could cause actual results to differ materially from management's expectations ("Cautionary Statements") are disclosed in this Prospectus, including, without limitation, under "Investment Considerations" below. All written and oral forward-looking statements by or attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by those Cautionary Statements.


                            INVESTMENT CONSIDERATIONS

     In evaluating the proposed purchase of Common Stock, investors should carefully consider all of the information in this Prospectus and, in particular, the following factors:

CHANGING NATURE OF THE APPAREL RETAILING INDUSTRY

     The apparel retailing industry has undergone substantial contraction in recent years, with the closing of more than thirty major retail chains and significant consolidation among remaining retailers. According to Dun & Bradstreet's Business Failure Record, over 9,500 retail apparel and accessories stores closed or failed in the United States between 1991 and 1995. This period was characterized by intensified competition, reduced consumer spending and price deflation, all of which resulted in severe pressure on retailers' operating margins, including those of the Company. Although the Company believes that conditions have improved during the past two years, during which the Company's net income improved following three years of decline, there can be no assurance that the Company will be able to sustain the levels of sales and operating margins necessary for continuing growth.

RELATIONSHIPS WITH VENDORS

     The Company is currently purchasing first-quality, in-season designer and brand name merchandise from more than 1,200 vendors at prices below those generally available to major department and specialty stores. Although the Company has maintained long-term business relationships with many of these vendors, there can be no assurance that it will be able to continue to purchase first-quality, in-season merchandise from these vendors in the same breadth of styles and sizes, in the same or greater volumes and at prices as favorable as those currently available to the Company.

EXPANSION PROGRAM

     The Company's proposed expansion program contemplates a nearly 50% increase in the number of its stores as well as entry into new markets. When entering new markets, the Company will be required to obtain suitable store sites, hire personnel and establish distribution systems in geographic areas in which it has no prior experience. In addition, the Company must advertise the "Syms" name and its distinguishing characteristics in new markets where the Company may not be known. There can be no assurance that the Company will be able to open and operate new stores on a timely and profitable basis, that the Company will be able to obtain sufficient merchandise from its vendors to adequately stock its new stores or that the costs associated with opening such stores will not adversely affect the Company's profitability.

DEPENDENCE ON KEY MANAGEMENT

     The success of the Company's business has depended, to a large extent, on the contributions of its founder, Chairman and Chief Executive Officer, Sy Syms. Mr. Syms is 71 years old and, in recent years, has turned over increasing responsibility for the management of the Company's operations to his daughter, Marcy Syms, who serves as the Company's President and Chief Operating Officer. Although Ms. Syms and the other members of the Company's management team have substantial experience in the off-price apparel retailing industry, the Company's expansion program and future success will depend, in part, upon the Company's ability to attract, retain and motivate additional qualified management personnel.

COMPETITION

     The retail apparel business is highly competitive, and the Company accounts for only a small fraction of the total market for men's, women's and children's apparel. The Company's stores compete with off-price stores, as well as apparel specialty stores, department stores and manufacturer-owned factory outlet stores. Many of the stores with which the Company competes are units of large national or regional chains that have substantially greater resources than the Company, some of which have indicated their intention to enter the off-price apparel business. The off-price apparel business itself has become increasingly competitive, especially with respect to the increased use by manufacturers of their own factory outlets. At various times of the year, department stores and specialty stores offer brand name merchandise at substantial markdowns.

LACK OF ACTIVE TRADING MARKET FOR THE COMMON STOCK


     Although the Common Stock has been listed on the New York Stock Exchange since September 1983, trading in the Common Stock has been limited. In major part, this has been a result of the relatively small percentage of the outstanding stock in public hands. Although a principal purpose of this offering is to increase the amount of Common Stock available for public trading, Mr. Syms and members of his family will continue to own approximately 50.6% (47.6% if the Underwriters' over-allotment option is exercised) of the outstanding stock following this offering and there can be no assurance that a more active trading market for the Common Stock will develop.


                                 USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Common Stock offered hereby. The purpose of this offering is to provide the Selling Stockholders with greater liquidity and to increase the amount of Common Stock available for public trading.

                 PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is quoted on the New York Stock Exchange under the symbol "SYM." The following table sets forth for the periods indicated the high and low sales prices per share of the Common Stock as reported on the New York Stock Exchange Composite Tape. At November 17, 1997, the Company had approximately 197 stockholders of record.

                                                         HIGH         LOW
                                                         ----         ---
     Fiscal    Third Quarter
     1998       (through November 18, 1997) .........  $14.94      $11.94
               Second Quarter .......................   14.00        9.38
               First Quarter ........................   10.00        9.00

     Fiscal    Fourth Quarter .......................  $10.25      $ 8.75
     1997      Third Quarter ........................    8.88        8.13
               Second Quarter .......................    8.50        7.13
               First Quarter ........................    8.38        7.63

     Fiscal    Fourth Quarter .......................  $ 8.25      $ 7.13
     1996      Third Quarter ........................    9.50        7.13
               Second Quarter .......................    8.38        6.75
               First Quarter ........................    7.88        6.88

     On November 18, 1997, the last sale price of the Common Stock as reported on the New York Stock Exchange Composite Tape was $13.56 per share.


     Payment of dividends is within the discretion of the Company's Board of Directors and depends upon various factors, including the earnings, capital requirements and financial condition of the Company. The Company does not currently pay dividends on its Common Stock and its policy is to retain earnings to support the growth of its business.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of the date indicated:


                                                           AUGUST 30, 1997
                                                           ---------------
     Long-term debt:
      Obligations under capital leases (1) ................  $    670,000
                                                             ------------
     Stockholders' equity:
      Preferred stock, par value $100 per share,
       authorized 1,000,000 shares; none outstanding ......          --
      Common stock, par value $.05 per share,
       authorized 30,000,000 shares; 17,776,190 shares
       issued and outstanding(2) ..........................       889,000
      Additional paid-in capital ..........................    12,432,000
      Retained earnings ...................................   221,336,000
                                                             ------------
         Total stockholders' equity .......................   234,657,000
                                                             ------------
         Total capitalization .............................  $235,327,000
                                                             ============

----------

(1)  Exclusive of current portion, aggregating $441,000.


(2) Exclusive of 418,800 shares issuable upon the exercise of outstanding stock options.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     In 1995, the Company changed its fiscal year end to the Saturday nearest to the end of February. Prior thereto, the Company's financial statements were prepared on the basis of a 52-week or 53-week fiscal year ending on the Saturday closest to the end of December. The following summary income statement and balance sheet data, other than the data for the interim periods ended August 31, 1996 and August 30, 1997, are derived from the Company's audited financial statements. All of the financial data presented below should be read in conjunction with the consolidated financial statements and related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere in this Prospectus.

                                                                                                          TWENTY-SIX WEEKS ENDED
                                                   FISCAL YEAR ENDED                                            (UNAUDITED)
                                ------------------------------------------------------------          -----------------------------
                                JANUARY 2,    JANUARY 1,   DECEMBER 31,  MARCH 2,    MARCH 1,         AUGUST 31,         AUGUST 30,
                                   1993          1994          1994       1996(1)      1997              1996               1997
                                 --------      --------      --------    --------    --------           --------           --------
                                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Net sales .....................  $319,623      $318,939      $326,651    $334,750    $346,792           $158,505           $164,239
Gross profit ..................   105,161       103,423       108,739     117,189     133,679             56,589             64,444
Income from operations ........    25,635        18,839        14,429      17,938      33,839              8,570             12,948
Income before income taxes ....    25,176        19,082        14,370      17,645      33,742              8,534             12,707
Net income ....................    15,148        10,847         8,491      10,411      19,065              4,822              7,496
Net income per share ..........     $0.86         $0.61         $0.48       $0.59       $1.08              $0.27              $0.42
Weighted average shares
 outstanding ..................    17,690        17,690        17,694      17,694      17,694             17,694             17,739

OTHER DATA:
Gross profit margin ...........      32.9%         32.4%         33.3%       35.0%       38.5%              35.7%              39.2%
Operating income margin .......       8.0           5.9           4.4         5.4         9.8                5.4                7.9
Depreciation and
 amortization .................  $  7,747      $  7,446      $  8,854    $  7,751    $  7,971           $  3,830           $  4,290
Capital expenditures ..........     6,713        17,508        14,591       4,777      21,709             12,716              6,792
Number of stores at end
 of period ....................        29            34            39          38          40                 39                 40

BALANCE SHEET DATA:
Working capital ...............  $ 61,338      $ 59,871      $ 59,918    $ 75,521    $ 78,228           $ 70,425           $ 84,102
Total assets ..................   204,071       221,152       245,385     260,144     284,018            289,102            306,114
Long-term debt (including
 capitalized leases)(2) .......     2,209         1,974         1,696       1,304         900              1,111                670
Stockholders' equity ..........   180,625       190,605       197,341     207,369     226,434            212,191            234,657

----------

(1)  Fiscal year 1996 was comprised of fifty-three weeks.

(2)  Excludes current maturities.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     In 1995, the Company changed its fiscal year end to the Saturday nearest to the end of February. Prior to this change, the Company maintained its records on the basis of a 52-53 week fiscal year ending the Saturday closest to December
31. The following discussion compares the 26 weeks ended August 30, 1997 to the 26 weeks ended August 31, 1996, the fiscal year ended March 1, 1997 ("fiscal 1997") to the fiscal year ended March 2, 1996 ("fiscal 1996") and the fiscal year ended March 2, 1996 to the fiscal year ended December 31, 1994 ("fiscal 1994"). The fiscal years ended December 31, 1994 and March 1, 1997 were comprised of 52 weeks. The fiscal year ended March 2, 1996 was comprised of 53 weeks.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the respective percentages of the Company's net sales attributable to various components of its income statement:

                                                              FISCAL YEAR ENDED                      TWENTY-SIX WEEKS ENDED
                                                    ------------------------------------           ----------------------------
                                                    DECEMBER 31,    MARCH 2,    MARCH 1,           AUGUST 31,        AUGUST 30,
                                                        1994          1996        1997               1996              1997
                                                    ------------    --------    --------           ----------         ---------
Net sales ..........................................   100.0%        100.0%      100.0%             100.0%            100.0%
Cost of sales ......................................    66.7%         65.0%       61.5%              64.3%             60.8%
                                                       -----         -----       -----              -----             -----
Gross profit .......................................    33.3%         35.0%       38.5%              35.7%             39.2%
Selling, general & administrative ..................    20.9%         21.1%       20.5%              21.8%             21.5%
Advertising ........................................     1.6%          1.8%        1.9%               1.8%              2.4%
Occupancy ..........................................     3.7%          3.7%        4.1%               4.2%              4.8%
Depreciation & amortization ........................     2.7%          2.3%        2.3%               2.4%              2.6%
Special charges ....................................     0.0%          0.8%        0.0%               0.0%              0.0%
                                                       -----         -----       -----              -----             -----
Operating income ...................................     4.4%          5.4%        9.8%               5.4%              7.9%
Interest--net ......................................     0.0%          0.1%        0.0%               0.0%              0.1%
                                                       -----         -----       -----              -----             -----
Income before income taxes .........................     4.4%          5.3%        9.7%               5.4%              7.7%
Income taxes .......................................     1.8%          2.2%        4.2%               2.3%              3.2%
                                                       -----         -----       -----              -----             -----
Net income .........................................     2.6%          3.1%        5.5%               3.0%              4.6%
                                                       =====         =====       =====              =====             =====

TWENTY-SIX WEEKS ENDED AUGUST 30, 1997 COMPARED TO TWENTY-SIX WEEKS ENDED AUGUST 31, 1996

     For the twenty-six weeks ended August 30, 1997 net sales increased $5,734,000 (3.6%) to $164,239,000 as compared to net sales of $158,505,000 for the twenty-six weeks ended August 31, 1996. Comparable store sales decreased 2.2% for the twenty-six weeks ended August 30, 1997 from the 1996 period. The 3.6% increase for the twenty-six week period was, for the most part, the result of the opening of the Company's new store on Park Avenue in New York City.

     Gross profit for the twenty-six weeks ended August 30, 1997 was $64,444,000, an increase of $7,855,000 (13.9%) as compared to $56,589,000 for the fiscal period ended August 31, 1996. This increase resulted mainly from increased net sales of $5,734,000 and the Company's gross margin increasing to 39.2% from 35.7%. The 3.5% improvement in gross margin resulted primarily from increased levels of opportunistic and in-season purchases which created better values for the Company's customers and lower markdowns.

     Selling, general and administrative expense increased $753,000 to $35,376,000 (21.5% as a percentage of net sales) for the twenty-six weeks ended August 30, 1997 as compared to $34,623,000 (21.8% as a percentage of net sales) for the twenty-six weeks ended August 31, 1996.

     Advertising expense for the twenty-six weeks ended August 30, 1997 increased to $3,900,000 (2.4% as a percentage of net sales), as compared to $2,883,000 (1.8% as a percentage of net sales) in the twenty-six week period ended August 31, 1996, resulting from a commitment to expand the Company's advertising effort through radio and direct mail advertising during the thirteen weeks ended August 30, 1997 and an increase of television advertising in single store markets during the first thirteen weeks of this fiscal period. In addition, in August 1997 the Company advertised its semi-annual sales event ("bash") in the newspaper for the first time.


     Occupancy costs were $7,930,000 (4.8% as a percentage of net sales) for the twenty-six week period ended August 30, 1997, up from $6,683,000 (4.2% as a percentage of net sales) for the period ended August 31, 1996. This increase in the twenty-six week period resulted mainly from the addition of the Park Avenue store.


     Depreciation and amortization for the twenty-six weeks ended August 30, 1997 amounted to $4,290,000, an increase of $460,000 as compared to $3,830,000 for the twenty-six weeks ended August 31, 1996. This increase in the twenty-six week period resulted mainly from the addition of the Park Avenue store.

     Income before income taxes for the twenty-six weeks ended August 30, 1997 of $12,707,000 increased $4,173,000 as compared to $8,534,000 for the twenty-six weeks ended August 31, 1996. As discussed above, the increase in income before income taxes reflects for the most part higher gross profit, offset somewhat by increased selling, general and administrative, advertising and occupancy expense.

     For the twenty-six week period ended August 30, 1997 the effective income tax rate was 41.0% as compared to 43.5% last year. Last year's rate was adversely affected by additional tax provisions for certain states.

FISCAL YEAR ENDED MARCH 1, 1997 COMPARED TO MARCH 2, 1996

     Net sales of $346,792,000 for the fiscal year ended March 1, 1997 increased $12,042,000 (3.6%) as compared to net sales of $334,750,000 for the fiscal year ended March 2, 1996. The increase was, for the most part, the result of an increase in the number of stores in the year ended March 1, 1997. Comparable store sales decreased by $736,000 (0.2%), caused mainly by fiscal 1996 being comprised of 53 weeks versus 52 weeks in fiscal 1997. The Company estimates that the extra week added approximately $5,100,000 in net sales to the 1996 fiscal year.

     Gross profit for the fiscal year ended March 1, 1997 was $133,679,000, an increase of $16,490,000 (14.1%), as compared to $117,189,000 for the fiscal year ended March 2, 1996. This increase resulted mainly from increased net sales of $12,042,000 and the Company's gross margin increasing to 38.5% from 35.0%. The 3.5% improvement in gross margin resulted primarily from increased levels of opportunistic and in-season purchases which created better values for the Company's customers.


     Selling, general and administrative expense was $71,028,000 (20.5% as a percentage of net sales) for the period ended March 1, 1997 as compared to $70,579,000 (21.1% as a percentage of net sales) for the fiscal year ended March 2, 1996. The increase of $449,000 resulted from three additional stores in fiscal 1997. As a percentage of sales, SG&A expense decreased in fiscal 1997, due to a continued effort by management to control store and corporate operational expenses.


     Advertising expense for fiscal 1997 increased to $6,626,000 (1.9% as a percentage of net sales), as compared to $5,905,000 (1.8% as a percentage of net sales) for the fiscal year ended March 2, 1996, resulting from a continued commitment to expand the Company's advertising effort.

     Occupancy costs were $14,215,000 (4.1% as a percentage of net sales) for the period ended March 1, 1997, up from $12,330,000 (3.7% as a percentage of net sales) for the fiscal year ended March 2, 1996. This increase was the result of three additional leased locations in fiscal 1997.

     Depreciation and amortization in fiscal 1997 amounted to $7,971,000, an increase of $220,000 as compared to $7,751,000 for the fiscal year ended March 2, 1996, resulting from the opening of new stores and a 40,000 square-foot addition to the Secaucus, New Jersey distribution center.

     The provision for contractor advance and special charges for the fiscal year ended March 2, 1996 includes a $2,200,000 provision made in the fourth quarter in recognition of then current information that a contractor advance might not be fully recoverable, a charge in the first quarter of $1,200,000 for costs associated with closing the store in Sterling Heights, Michigan, offset by a $714,000 adjustment to the $2,935,000 special charges taken in the two month period ended February 25, 1995, part of which relates to the write-off of costs associated with a lease in Cincinnati, Ohio, in which the Company had initially decided not to open a store. The $714,000 adjustment arose when the Company, based on subsequent experience with the real estate market in Cincinnati, Ohio, concluded in November 1995 that the property would not be subleased in a reasonable time frame and at an acceptable rate. The Company then decided to open the store in February 1996, operating with a reduced expense structure.

     Income before income taxes of $33,742,000 increased $16,097,000 (91.2%) in fiscal 1997, as compared to $17,645,000 for the fiscal year ended March 2, 1996. This increase for the most part reflects higher gross profit and no special charge in the current period, offset by increased selling, general and administrative expense, advertising, and occupancy expense.

     For the fiscal year ended March 1, 1997 the effective income tax rate was 43.5% as compared to 41.0% last year. The increase was the result of additional tax provisions provided for certain states.

FISCAL YEAR ENDED MARCH 2, 1996 COMPARED TO DECEMBER 31, 1994

     For the fiscal year ended March 2, 1996, net sales were $334,750,000, an increase of $8,099,000 or 2.5% from fiscal 1994. The increase was mainly a result of fiscal 1996 being 53 weeks compared to 52 weeks in the fiscal year ended December 31, 1994. The extra week added approximately $5,100,000 in net sales to the 1996 fiscal year.

     For the fiscal year ended March 2, 1996, the Company's gross margin increased to 35.0% from 33.3% in fiscal 1994. The increase was the result of a higher initial markup partially offset by additional markdowns.

     For the fiscal year ended December 31, 1994, the Company's interim gross margin was estimated based principally upon historical experience. The determination of cost of sales for that fiscal year was based on a physical inventory at the end of the fiscal year ended December 31, 1994. Using estimated gross margins for the first three quarters resulted in upward adjustments to gross margin in the fourth quarter. In fiscal 1994, the adjustment was due primarily to a higher initial markup. These adjustments resulted in an increase to gross profit of approximately $1,787,000 for the fourth quarter ended December 31, 1994. In January 1995, Syms began utilizing the retail inventory method for quarterly inventory valuation.

     As a percentage of net sales, selling, general and administrative expenses (excluding occupancy, depreciation and amortization) were 21.1% in fiscal 1996 and 20.9% in fiscal 1994. The increase in the 1996 fiscal year selling, general and administrative expenses and advertising (excluding occupancy, depreciation and amortization) was principally due to the added week (53 weeks versus 52 weeks) of payroll and payroll related expenses and higher legal and professional fees as a result of the change in the fiscal year and the proposed, but subsequently abandoned, "Going Private" transaction.

     Advertising expense for fiscal 1996 increased to $5,905,000 (1.8% as a percentage of net sales), as compared to $5,069,000 (1.6% as a percentage of net sales) for fiscal 1994, resulting from an additional expenditure for direct marketing.

     As a percentage of net sales, occupancy expenses were 3.7% in fiscal 1996 and fiscal 1994.

     Income before income taxes for fiscal 1996 was $17,645,000 (5.3% as a percentage of net sales), as compared to $14,370,000 (4.4% as a percentage of net sales) for fiscal 1994. This increase reflects higher gross profit, offset by an increase in selling, general and administrative expenses as well as occupancy expenses and the special charges as discussed above.


     In the fiscal year ended March 2, 1996 the effective income tax rate increased to 41.0% from 40.9% in fiscal 1994.


LIQUIDITY AND CAPITAL RESOURCES

     Working capital at August 30, 1997 was $84,102,000, an increase of $13,677,000 from $70,425,000 at August 31, 1996, and the ratio of current assets to current liabilities improved to 2.20 to 1 as compared to 1.94 to 1 at August 31, 1996.

     Working capital at March 1, 1997 was $78,228,000, an increase of $2,707,000 from March 2, 1996, and the ratio of current assets to current liabilities decreased to 2.40 to 1 as compared to 2.48 to 1 at March 2, 1996.

     Working capital at March 2, 1996 was $75,521,000, an increase of $15,603,000 from December 31, 1994. The ratio of current assets to current liabilities improved to 2.48 to 1 at March 2, 1996 as compared to 2.32 to 1 at December 31, 1994.


     Net cash used by operating activities totaled $2,343,000 for the twenty-six weeks ended August 30, 1997, a decrease of $10,217,000, as compared to $7,874,000 provided by operating activities for the twenty-six weeks ended August 31, 1996. Net income for 1997 amounted to $7,496,000 as compared to $4,822,000 in 1996, an increase of $2,674,000. In the twenty-six week period ended August 30, 1997, net cash used in operating activities was mainly used to increase inventory by $16,528,000, offset by an increase in accounts payable of $8,432,000.

     Net cash provided by operating activities totaled $15,573,000 for the fiscal year ended March 1, 1997 and increased by $4,437,000 compared to $11,136,000 for the fiscal year ended March 2, 1996. Net income for fiscal 1997 amounted to $19,065,000 compared to $10,411,000 in fiscal 1996, an increase of $8,654,000. In the period ended March 1, 1997, cash provided by operating activities was mainly used to increase inventory by $9,586,000.

     Net cash provided by operating activities totaled $11,136,000 in fiscal 1996 compared to $12,936,000 in fiscal 1994. Net income for fiscal 1996 amounted to $10,411,000 compared to $8,491,000 in fiscal 1994, an increase of $1,920,000.
In fiscal 1996, merchandise inventories increased by $2,694,000 and accounts payable decreased $4,721,000.

     Net cash used in investing activities was $6,781,000 and $12,672,000 for the twenty-six weeks ended August 30, 1997 and August 31, 1996, respectively. The higher expenditures in 1996 were the result of costs associated with the opening of the Company's store on Park Avenue in New York City and with the 40,000 square-foot addition to the Company's distribution center in Secaucus, New Jersey.

     Net cash used in investing activities was $21,644,000 for the fiscal year ended March 1, 1997. Net cash used in investing activities was $4,452,000 in fiscal 1996 compared to $14,488,000 in fiscal 1994. Purchases of property and equipment totaled $21,709,000, $4,777,000 and $14,591,000 for the fiscal years ended March 1, 1997, March 2, 1996 and December 31, 1994, respectively.

     Net cash provided by financing activities was $8,983,000 for the twenty-six weeks ended August 30, 1997, compared to $6,738,000 in fiscal 1996. Both increases resulted from an increase in revolving line of credit borrowings amounting to $8,450,000 in 1997 and $6,900,000 in fiscal 1996. At August 30, 1997 and August 31, 1996, the Company had net borrowings of $13,400,000 and $6,900,000, respectively, under its revolving credit agreement.

     Net cash provided by financing activities was $4,611,000 for the fiscal year ended March 1, 1997, resulting for the most part from the $4,950,000 in short term borrowings. Net cash used in financing activities was $2,337,000 in fiscal 1996. Net cash provided by financing activities was $911,000 in fiscal 1994. The Company paid cash dividends of $0.10 per share in fiscal 1994, which totaled $1,769,000. The Company had net borrowings of $2,900,000 in fiscal 1994.

     The Company has a revolving credit agreement with a bank for a line of credit not to exceed $40,000,000 through December 1, 1997. At December 1, 1997 the Company has the option to reduce this commitment to zero or convert the revolving credit agreement to a term loan with a maturity date of December 1, 2000. The Company anticipates it will renew this facility for another three years for the same amount and the same terms, conditions and covenants. Except for funds provided from this credit agreement, the Company has satisfied its operating and capital expenditure requirements, including those for the opening and expansion of stores, from internally generated funds. For the twenty-six weeks ended August 30, 1997, average borrowings under the revolving credit agreement were $3,818,000 with a weighted average interest rate of 6.26%. For the twenty-six weeks ended August 31, 1996, average borrowings under the revolving credit agreement were $1,214,000 with a weighted average interest rate of 6.40%. For the fiscal year ended March 1, 1997, under the revolving credit agreement, the borrowings peaked at $21,450,000 and the average amount of borrowings was $4,122,000 with a weighted average interest rate of 5.97%. For the fiscal year ended March 2, 1996, under the revolving credit agreement, the average amount of borrowings was $3,500,000 with a weighted average interest rate of 7.3%. For the fiscal year ending December 31, 1994, under the revolving credit agreement, the average amount of borrowings was $6,800,000 with a weighted average interest rate of 5.2%.

     The Company has planned capital expenditures of approximately $12,000,000 for the fiscal year ended February 28, 1998, which includes plans to open one new store, and to relocate one store from a leased location to a Company built store. Through the twenty-six week period ended August 30, 1997, the Company has incurred $6,792,000 of capital expenditures relating to the $12,000,000.

     Management believes that existing cash, internally generated funds, trade credit and funds available from the revolving credit agreement will be sufficient for working capital and capital expenditure requirements for the fiscal year ending March 1, 1999.

SEASONALITY

     Like most retailers, the Company's business is subject to seasonal fluctuations. Historically, over 28% of the Company's net sales and approximately 45% of its net earnings have been generated during the third quarter. Because of the seasonality of the Company's business, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.

RECENT ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"), which is effective for the Company for its current fiscal year, which will end February 28, 1998. SFAS No. 128 simplifies the standards for computing earnings per share previously found in Accounting Principles Board Opinion No. 15 and establishes new standards for computing and presenting earnings per share. Application of SFAS No. 128 is not expected to have a significant effect on the Company's earnings per share.

IMPACT OF INFLATION AND CHANGING PRICES

     Although the Company cannot accurately determine the precise effect of inflation on its operations, it does not believe inflation has had a material effect on sales or results of operations.

                                    BUSINESS

GENERAL


     Syms operates a chain of forty off-price retail apparel stores located throughout the Northeastern and middle Atlantic regions and in the Midwest, Southeast and Southwest. The Company's stores feature a wide selection of first quality, in-season merchandise, bearing nationally-recognized designer or brand name labels, all of which is offered at prices substantially below those generally found in department and specialty stores. The Company's merchandise consists principally of men's tailored clothing and haberdashery and women's dresses, suits, separates and accessories.


MERCHANDISING

     The Company believes that it offers more designer and brand name merchandise in more styles, sizes and price points than any other off-price retailer. At present, more than 99% of the Company's net sales are generated by the sale of designer and brand name merchandise. Syms merchandising focus is predominantly directed toward middle- and upper-income, fashion-minded and price conscious shoppers and is symbolized by its widely-recognized slogan: "An Educated Consumer is Our Best Customer." For the year ended March 1, 1997 and the twenty-six weeks ended August 30, 1997, net sales were generated by the following principal merchandise categories:

                                                                  TWENTY-SIX
                                                  YEAR ENDED      WEEKS ENDED
                                                 MARCH 1, 1997  AUGUST 30, 1997
                                                 -------------  ---------------
                                                  (PERCENTAGE OF NET SALES)

     Men's tailored clothing and haberdashery ...     54%             55%
     Women's dresses, suits, separates and
       accessories ..............................     31              30
     Shoes ......................................      7               8
     Children's wear ............................      6               5
     Luggage ....................................      2               2
                                                     ---             ---
                                                     100%            100%
                                                     ===             ===

     The Company's merchandise assortment for men's tailored clothing and haberdashery features a wide selection of business attire (suits, jackets, shirts and ties), casual wear (slacks, shorts, polo-style shirts, sweaters and activewear), formal wear (tuxedos and related furnishings), accessories (underwear, socks, belts, gloves and scarves), outerwear and shoes. Men's tailored clothing (suits, tuxedos, sportscoats and dress slacks) represents the largest percentage of the Company's net sales. The Company maintains between 4,500 and 10,000 suits in each store, depending on store size, in a full array of sizes. The Company believes that the typical Syms store offers a greater number and assortment of men's suits, in a wider range of sizes, than any other store in the United States. Recognizing the trend toward casual dressing in the workplace, the Company has expanded its selection of men's casual sportswear and carries a broad selection of designer and brand name sportswear.

     Women's clothing is the Company's second largest merchandise category. The Company's selection of women's apparel includes dresses (evening and day), suits, pantsuits, separates, corporate casual, weekend wear, activewear, loungewear, intimate apparel, shoes and accessories. The Company makes a special effort to carry a broad range of sizes, including both petites up to size 12 and womens up to size 24.

     The Company's line of children's merchandise ranges from infant through early teens and includes tailored clothing, casual apparel, shoes and sneakers. In addition, the Company offers designer and brand name luggage, as well as wallets, handbags and briefcases.

VENDOR RELATIONSHIPS AND PURCHASING

     The Company purchases first-quality, in-season, designer and brand name merchandise directly from manufacturers at prices below those generally paid by department and specialty stores. Syms estimates that approximately 200 brand names and designer labels are represented in its stores at any time. During fiscal 1997, the Company purchased merchandise from approximately 1,200 vendors, and no single brand name or designer label accounted for more than 4.3% of total purchases. The Company has enjoyed longstanding relationships with many of its vendors, some of which have been selling merchandise to the Company for as long as 30 years. The Company believes that these relationships have contributed to a continuity of buying opportunities for first-quality, in-season merchandise. Syms is able to obtain its merchandise at advantageous prices because it is viewed by its vendors as an effective and dependable channel for reducing their excess inventories without compromising brand image. The Company does not request advertising allowances, avoids merchandise returns (except for damaged or nonconforming goods) and buys in large volumes. Except for purchase order contracts, the Company has no written agreements with its vendors. Although Syms typically does not maintain large out-of-season inventories, the Company occasionally makes opportunistic purchases of certain items of basic clothing, which do not change in style from year to year, for storage until the next appropriate selling season.

     Purchasing is performed by a staff of twelve buyers and seven assistant buyers in conjunction with various merchandise managers. Individual store allocations are made by the Company's buying staff. Buyers are typically former store employees with a strong understanding of Syms customers' needs and are highly disciplined with respect to margin requirements and quantity limitations. The Company's buying staff has, on average, 15 years of experience in the apparel industry and seven years with the Company. In addition to the buying staff, the Company has two representatives in Europe who are responsible for identifying European buying opportunities. The Company's buyers make buying trips to Europe twice a year.

PRICING

     The Company's pricing strategy is to enhance customer value by offering everyday low prices, which are generally 40% to 60% below those offered at department and specialty stores. In addition, the Company also offers "dividend" (in-store, unadvertised promotion) prices that reflect further reductions on various types of merchandise. Merchandise is offered over a wide range of price points, which contrasts distinctly with the merchandising approach of many department and specialty stores.

     The Company affixes a ticket to each item displaying Syms selling price as well as the price the Company believes to be the nationally advertised price (typically double that of the true wholesale price) of that item at department or specialty stores. All garments carry the manufacturer's brand name or designer label. Because women's dresses are subject to considerable style fluctuation, Syms has long utilized a ten-day automatic markdown pricing policy to promote sales of certain dresses. Women's dresses represent approximately 4.8% of net sales.

     The Company's ability to offer its merchandise at everyday low prices is strengthened by its attention to minimizing operating costs. Syms stores are low maintenance, functional facilities that are designed to maximize selling space and contain overhead. The Company's ownership of 21 of its forty stores enables it to reduce its overall occupancy costs. The Company's incentive compensation program encourages store managers to maintain low payrolls. The efficient implementation and management of the Company's advertising program, primarily radio and television, has resulted in a ratio of advertising expenditures to net sales that is below that of the industry as a whole.

MARKETING AND ADVERTISING

     In 1974, the Company became one of the first clothing retailers to advertise on television. The original commercials featured the Company's founder, Sy Syms. In 1979, Mr. Syms' daughter, Marcy, currently President and Chief Operating Officer, joined her father in the Company's television commercials. In 1997, Mr. Syms' son, Stephen, a Vice President of the Company and its Merchandise Manager -- Men's Tailored Clothing and Shoes, also began appearing in Syms television commercials. The Company believes that the appearance of members of the Syms family in the Company's commercials has been an effective marketing practice and personalizes the Company to its customers. As a result of the Company's extensive use of television advertising, its slogan -- "An Educated Consumer is our Best Customer" -- is one of the best known in the retail apparel industry. In addition to television, the Company has historically advertised on radio and, more recently, has begun advertising in print media as well as by direct mail to its Syms credit card customer base. The Company occasionally makes special offers in mailings to holders of the Syms credit card and to others who have used national credit cards at Syms stores within the previous six months. As part of its marketing and advertising effort, Syms has historically sponsored programs on public television and charitable events in the communities in which it does business.

     The Company generally budgets approximately 1.9% of net sales (equal to $6.6 million in fiscal 1997), for advertising, but allocates as much as 4.0% of net sales to advertising for stores in new markets and second stores in existing markets. The Company does not advertise the brand names of its merchandise. Management believes that the Company enjoys substantial word-of-mouth publicity from its customer base, and that this publicity accounts for a significant portion of the Company's new customers in markets where the Company has existing stores.

     The Company accepts as a form of payment from its customers cash, checks, national credit cards and its own Syms credit card. At September 30, 1997 there were approximately 324,000 holders of the Syms credit card.

During fiscal 1997, the Syms credit card accounted for approximately $60.3 million, or 17.4%, of the Company's net sales. Syms credit card receivables are sold on a non-recourse basis to a third party at a negotiated discount. In lieu of cash refunds, the Company issues credits toward the Syms credit card or store credits that may be used toward the purchase of other merchandise. Merchandise purchased from the Company may be returned within a reasonable amount of time.

CUSTOMER SERVICE

     The Company believes that it is distinguished among off-price retailers for its attentive customer service. The Company's sales associates assist customers with merchandise selection, including correct sizing. The Company's sales associates are called "Educators" because their role is to educate customers about the merchandise. Upon joining the Company, each Educator participates in a Company-developed training program. In addition to a higher level of customer service, the Company also offers certain other amenities not typically found in off-price stores, such as individual fitting rooms for women and in-store alterations for both men and women. The Company also offers Syms credit card customers a 10% discount on their initial purchase using the card and a more favorable return policy than it offers to holders of other credit cards. The Company believes that, as discounting has become more common, the Company's customer service and other amenities have become increasingly important factors in distinguishing the Company from its off-price competitors.

STORE LAYOUT AND OPERATIONS

     The Company's store format and merchandise presentation are designed to emphasize its focus on everyday low prices and exceptional value. However, the Company seeks to project itself as the off-price equivalent of an upscale specialty store. In general, Syms stores are designed to convey the impression of three specialty stores in one building: a men's specialty store, a women's specialty store and a children's specialty store. The Company has designed its stores to allow customers to select and purchase apparel with ease and convenience. Each merchandise category is clearly displayed and organized by type and size on conveniently arranged racks or counters. Large tickets, each with a color corresponding to a specific size (for example, yellow always indicates women's size 8), are attached to each piece of merchandise, allowing customers to determine sizes from a distance. Unlike other off-price retailers, the Company does not use printed price tags on its men's suits, relying instead on handwritten price tickets, which it believes are a more personalized way of presenting its suits to its customers. In general, no emphasis is placed on any particular brand or label.

     All Syms stores are low maintenance, simple and functional facilities designed to maximize selling space and contain overhead costs. Store layouts are flexible so that product groupings can be easily moved or expanded. As the Company is committed to maintaining virtually all of its in-store inventory on the selling floor, its stores do not require significant storage space. The Company considers the ideal selling space of its stores to range from 35,000 to 55,000 square feet. More than 70% of Syms suburban stores are "free standing." Syms stores are usually located near a major highway or thoroughfare in suburban areas populated by at least one million people and are readily accessible to customers by automobile.

     Approximately 30 to 100 persons, consisting mostly of Educators, are employed at each Syms store, depending upon store size and season. All Syms stores are directly managed and operated by the Company. Each store has a management team that consists of a store manager, two first assistant store managers, two second assistant store managers and three department managers, and is staffed by a core group of Educators during non-peak hours, with additional Educators added as needed at peak hours. The various managers and Educators perform all store operations, from receiving and processing merchandise and arranging it for display to assisting customers. Each store manager reports to a District Manager who, in turn, reports directly to the Company's senior management. The Company currently employs five District Managers. District Managers typically visit each store at least once every ten days to review merchandise quantities and presentation, staff training and personnel performance, expense control, security, cleanliness and adherence to Company operating procedures. District Managers are also responsible for monitoring store payrolls. Under the Company's "Management by Objective" program, members of each store's management team are evaluated and are eligible to receive additional compensation based upon the store's success in meeting certain gross sales and payroll budgeting goals.

     A typical Syms store is open seven days a week, eleven hours on weekdays, nine hours on Saturdays and six hours on Sundays. Each store has security personnel on premises during business hours and uses an electronic security system after business hours. The Company has installed electronic sensor devices in each store to detect and deter theft of merchandise.

 STORE LOCATIONS

      The following table sets forth, as of the date hereof, the location, selling square footage and ownership status of each of the Company's forty stores:

                                  SELLING                                                          SELLING
                                  SQUARE                                                           SQUARE
 LOCATION                         FOOTAGE  OWNERSHIP             LOCATION                          FOOTAGE  OWNERSHIP
 --------                         -------  ---------             --------                          -------  ---------
 Connecticut                                                      New York
  Fairfield                        32,000    Owned                 Buffalo                          39,000    Owned
  Hartford                         31,000    Leased                Long Island (Commack)            36,000    Owned
                                                                   Long Island (Westbury)           72,000    Owned
 Florida                                                           New York City                    39,000    Leased
  Fort Lauderdale                  44,000    Owned                  (Manhattan/Park Avenue)
  Miami                            45,000    Owned                 New York City                    40,000    Owned
  Tampa                            38,000    Owned                   (Manhattan/Trinity Place)
  West Palm Beach                  36,000    Leased                Rochester                        32,000    Owned
                                                                   Westchester                      50,000    Leased
 Georgia
  Atlanta (Norcross)               51,000    Owned                North Carolina
                                                                   Charlotte                        30,000    Leased
 Illinois
  Chicago (Addison)                47,000    Owned                Ohio
  Chicago (Gurnee Mills Mall)      33,000    Leased                Cincinnati (Sharonville)         31,000    Leased
  Chicago (Niles)                  32,000    Leased                Cleveland (Highland Heights)     36,000    Leased

 Maryland                                                         Pennsylvania
  Baltimore                        43,000    Leased                Philadelphia (Franklin Mills     22,000    Leased
  Washington, D.C. (Rockville)     56,000    Owned                  Mall)
                                                                   Philadelphia (King of Prussia)   41,000    Owned
 Massachusetts                                                     Pittsburgh                       40,000    Leased
  Boston (Norwood)                 36,000    Leased                Pittsburgh (Monroeville)         31,000    Owned
  Boston (Peabody)                 39,000    Leased
                                                                  Rhode Island
 Michigan                                                          Providence (N. Cranston)         27,000    Leased
  Detroit (Southfield)             46,000    Owned
                                                                  Texas
 Missouri                                                          Dallas                           42,000    Owned
  St. Louis                        33,000    Leased                Dallas (Hurst)                   38,000    Owned
                                                                   Houston                          34,000    Owned
 New Jersey
  New York City (Paramus)          56,000    Owned                Virginia
  New York City (Woodbridge)       32,000    Leased                Washington, D.C. (Falls          28,000    Leased
  Philadelphia (Cherry Hill)       40,000    Owned                  Church)
  Secaucus                         25,000    Owned                 Washington, D.C. (Potomac        33,000    Leased
                                                                     Mills Mall)


     In addition to the selling space indicated, each store contains between approximately 2,000 and 14,000 square feet for receiving, inspecting, holding and ticketing merchandise and other personnel and administrative functions. Store leases provide for a base rental of between approximately $2.50 and $34.00 per square foot. In addition, under the "net" terms of all of the leases, the Company pays maintenance expenses, real estate taxes and other charges. Four of the Company's leased stores have a percentage of sales rental as well as a fixed minimum rent. Rental payments for Syms leased stores aggregated $5,868,000 for the fiscal year ended March 1, 1997.

     The Company owns a distribution center, located in Secaucus, New Jersey. The facility contains approximately 277,000 square feet of warehouse and distribution space, 34,000 square feet of office space and 29,000 square feet of retail selling space.

EXPANSION PROGRAM

     The Company has recently embarked on a five-year, 19 store expansion program intended to increase its penetration of certain markets in which it currently has a retailing presence and to enter new markets in Los Angeles, San Francisco, Seattle and Toronto that it does not currently serve. Each of these new markets includes a population of more than two million persons, high income demographics and significant consumer awareness of designer and brand name labels. In addition, the Company believes that it possesses a high level of name recognition in Toronto because it has advertised for twenty years in nearby Buffalo. It is the Company's goal to have at least two stores in each market that it currently serves with a population greater than two million. Accordingly, the Company plans to open a second store in suburban Atlanta in November 1997 and a second store in suburban Detroit in June 1998. Additional suburban stores are planned for Baltimore, Houston, Miami and New York. The Company also plans to open center-city stores in Boston, Chicago and Washington, D.C., where it currently has only a suburban presence.

MANAGEMENT INFORMATION SYSTEMS

     The Company has implemented a merchandise control system that tracks product inventory in approximately 750 categories from its arrival at the distribution center to its ultimate sale at the Company's stores. Information is electronically transmitted daily to the Company's database at its headquarters, where executives can obtain detailed reports on demand regarding sales and inventory levels (in units and dollars) on a store-by-store basis.

     The Company's merchandise control system enhances management's ability to make informed buying decisions and to respond to unexpected increases or decreases in demand for a particular item. The inventory management system is capable of reporting product information, such as style, fabric, vendor lot, model number, size and color, and enables management to distribute merchandise on a store-by-store basis, utilizing geographical selling trends.

     The Company believes that its present management information systems can support substantially expanded operations without significant additional capital investment.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company are as follows:

     NAME                     AGE              TITLE
     ----                     ---              -----
     Sy Syms                   71   Chairman of the Board, Chief Executive
                                     Officer and a Director of the Company

     Marcy Syms                46   President, Chief Operating Officer and
                                     a Director of the Company

     Ronald Zindman            47   Executive Vice President--General
                                      Merchandise Manager

     Antone F. Moreira         61   Vice President, Treasurer, Chief Financial
                                     Officer and a Director of the Company

     Stephen A. Merns          44   Vice President, Secretary, Merchandise
                                     Manager--Men's Tailored Clothing and Shoes and a Director of the Company

     Allen Brailsford          53   Vice President--Operations

     Douglas C. Meyer          44   Vice President--Marketing, Advertising and
                                      Sales Promotion

     Isabel Regan              42   Vice President--Divisional Merchandise
                                      Manager, Ladies

     Wilbur L. Ross, Jr.       59   Director of the Company

     Harvey A. Weinberg        60   Director of the Company

     Philip G. Barach          67   Director of the Company

     David A. Messer           36   Director of the Company

     The members of the Company's Board of Directors hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified. Executive officers are elected annually by the Board of Directors of the Company and serve at the pleasure of the Board. Marcy Syms and Stephen A. Merns are the children of Sy Syms. There are no other family relationships between any directors or executive officers of the Company.

     SY SYMS has been Chairman of the Board, Chief Executive Officer and a Director of the Company (including its predecessors) since 1959. Mr. Syms has been a Director of Israel Discount Bank of New York since December 1991.

     MARCY SYMS has been President and a Director of the Company since 1983, Chief Operating Officer of the Company (including its predecessors) since 1984.


     RONALD ZINDMAN has been Executive Vice President -- General Merchandise Manager since March 2, 1997. Prior thereto, he was Vice President -- General Merchandise Manager, Ladies, Mens and Haberdashery from July 1994, Vice President -- General Merchandise Manager, Ladies from March 1993 to July 1994 and a buyer of men's and women's merchandise from March 1990 to March 1993.


     ANTONE F. MOREIRA has been Vice President, Treasurer and Chief Financial Officer of the Company since May 1997. From 1996 to May 1997 Mr. Moreira was a financial consultant with Equitable Life Assurance Society of the United States, a financial services organization. From 1990 to 1995, Mr. Moreira was Executive Vice President, Chief Financial Officer of Stuarts Department Stores, Inc., a regional discount department store chain operating in New England.

     STEPHEN A. MERNS has been Vice President, Secretary and Merchandise Manager -- Men's Tailored Clothing and Shoes of the Company since January 1, 1986. Prior thereto, he served as an officer of a predecessor of the Company. He has been a Director of the Company since July 1996.

     ALLEN BRAILSFORD has been Vice President -- Operations since January 1993. Mr. Brailsford served as Director of Operations from March 1992 to January
1993 and as Director of Distribution from March 1985 to March 1992.

     DOUGLAS C. MEYER has been Vice President -- Marketing, Advertising and Sales Promotion since July 1994. He served as Vice President, Marketing and Creative Services for Loehmann's from 1987 to 1994.

     ISABEL REGAN has been Vice President -- Divisional Merchandise Manager, Ladies since March 1993. She has held various positions at the Company since November 1972, including buyer of women's apparel.

     WILBUR L. ROSS, JR. has been a Managing Director of Rothschild Inc. since 1976. He is a member of the Board of Directors of Mego Corp. He has been a director of the Company since 1983.

     HARVEY A. WEINBERG has been a consultant since April 1994. From April 1992 to April 1994 he was President and Chief Executive Officer of HSSI, Inc., a retailer of men's and women's apparel. From 1987 to September 1990 he was Chief Executive Officer and Vice Chairman of the Board of Directors of Hartmarx Corporation and from 1990 to September 1992 served as Chairman of the Board of Hartmarx Corporation. He is a trustee of Glimcher Realty Trust (a real estate investment trust). He has been a Director of the Company since December 1992. During 1994 HSSI, Inc. filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division.

     PHILIP G. BARACH has been a consultant since March 1993. From 1968 to March 1993 he was Chairman of the Board or Chairman of the Board, President and Chief Executive Officer of the United States Shoe Corp. (manufacturer and retailer of footwear, apparel and eyewear). He is a member of the Board of Directors of Bernard Chaus, Inc. (manufacturer of women's apparel), Glimcher Realty Trust (a real estate investment trust), R.G. Barry Corp. (manufacturer of foldable slippers and heat/cold preservation products) and Union Central Insurance Co. (life insurance). He has been a Director of the Company since July 1996.

     DAVID A. MESSER has been President of AIG Trading Corporation, a subsidiary of American International Group, Inc. (New York Stock Exchange: AIG), since January 1994. Prior to January 1994, Mr. Messer was a Senior Vice President of AIG Trading Corporation, where he has been employed since March 1990. He has been a Director of the Company since July 1996.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     Of the 3,500,000 shares of Common Stock offered hereby, 2,500,000 shares will be sold by the Sy Syms Foundation and 1,000,000 shares will be sold by Mr. Syms. In addition, Mr. Syms, Marcy Syms and Stephen A. Merns have granted to the Underwriters an option to purchase an aggregate of up to 525,000 additional shares of Common Stock solely to cover over-allotments. (See "Underwriting.")


     At November 18, 1997, the Sy Syms Foundation owned 2,500,000 shares of Common Stock, Mr. Syms owned 7,052,145 shares and other members of the Syms family, including Marcy Syms and Stephen A. Merns, owned 2,969,409 shares, representing in the aggregate approximately 70.2% of the outstanding Common Stock. In addition, certain members of the Syms family have currently exercisable options to purchase up to 115,000 shares of the Company's Common Stock. After completion of this offering (assuming the Underwriters' over-allotment option is not exercised), Mr. Syms will own 6,052,145 shares, representing, together with shares owned by other members of the Syms family, approximately 50.6% of the outstanding Common Stock. If the Underwriters' over-allotment option is exercised in full, Mr. Syms will own 5,707,145 shares, and the percentage of the Company's outstanding Common Stock owned in the aggregate by the Syms family will be reduced to 47.6%. In addition, at November 17, 1997, 1,226,647 shares (representing 6.9% of the outstanding Common Stock) were owned by Tweedy, Browne Company, L.P., a private investment partnership.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

     The Company is authorized to issue 30,000,000 shares of Common Stock. Subject to any preferences, limitations and relative rights that may be fixed for any series of Preferred Stock that may be issued as described below, the holders of Common Stock of the Company are entitled, among other things, (1) to share ratably in dividends if, when, and as declared by the Board of Directors out of funds legally available therefor (see "Dividends"), (2) to one vote per share at all meetings of stockholders, and (3) in the event of liquidation, to share ratably in the distribution of assets remaining after payment of debts, expenses and the liquidation preference of any outstanding shares of Preferred Stock. Holders of shares of Common Stock have no cumulative voting rights or pre-emptive rights to subscribe for or purchase any additional shares of capital stock issued by the Company. The Company's Certificate of Incorporation provides that the affirmative vote of holders of 70% of the outstanding shares of Common Stock are required to effect or validate any merger or consolidation of the Company with or into any other corporation, any sale or lease of all or any substantial part of the assets of the Company or any sale or lease to the Company of assets (having an aggregate fair market value in excess of $1,000,000) in exchange for voting securities (or rights to acquire voting securities or securities convertible into voting securities) of the Company, except where the merger or similar transaction with another corporation has been approved by a 75% vote of the entire Board of Directors of the Company or where the Company owns a majority of every class of voting stock of such other corporation. The affirmative vote of a majority of the outstanding shares of Common Stock is required to amend the foregoing provisions of the Certificate of Incorporation. The Company's Certificate of Incorporation provides that the affirmative vote of a majority of the outstanding shares of Common Stock is sufficient to effect the removal of a director with or without cause, and similar action by a majority of the Board of Directors is sufficient to effect the removal of a director with cause. Such provisions could be utilized, under certain circumstances, as a method of preventing a takeover of the Company.

     American Stock Transfer & Trust Company is the Transfer Agent and Registrar for the Common Stock.

PREFERRED STOCK

     The Board of Directors is authorized to issue 1,000,000 shares of Preferred Stock, par value $100, without further action by the stockholders, in one or more series and to fix as to any such series the dividend rate, redemption prices, preferences on liquidation or dissolution, sinking fund terms, if any, conversion rights, voting rights and any other preference or special rights and qualifications. Shares of Preferred Stock issued by the Board of Directors could be utilized, under certain circumstances, as a method of preventing a takeover of the Company. As of the date of this Prospectus, the Board of Directors has not authorized any series of Preferred Stock. There are no agreements or understandings for the issuances of any shares of Preferred Stock.

ANTI-TAKEOVER PROVISIONS

     The Company is governed by the provisions of Section 14A: 10A-1 et seq., the New Jersey Shareholders Protection Act (the "New Jersey Act"), of the New Jersey Business Corporation Act, an anti-takeover law. In general, the statute prohibits a publicly-held New Jersey corporation from engaging in a "business combination" with an "interested shareholder" for a period of five years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 10% or more of the corporation's voting stock. After the five-year waiting period has elapsed, a business combination between a corporation and an interested shareholder will be prohibited unless the business combination is approved by the holders of at least two-thirds of the voting stock not beneficially owned by the interested shareholder, or unless the business combination satisfies the New Jersey Act. The New Jersey Act's fair price provision is intended to provide that all shareholders (other than the interested shareholders) receive a fair price for their shares.

                         SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have 17,846,090 shares of Common Stock outstanding. All of the shares to be sold in the offering will be freely tradeable without restrictions or further registration under the

Securities Act, unless purchased by an "affiliate" of the Company (as that term is defined in Rule 144 adopted under the Securities Act ("Rule 144")), in which case such shares would be subject to the resale limitations of Rule 144. None of the outstanding shares of Common Stock beneficially owned by members of the Syms family may be publicly sold in the absence of an effective registration statement under the Securities Act, other than in accordance with Rule 144 or another exemption from registration.


     In general, under Rule 144, a person (or persons whose shares are required to be aggregated) who has beneficially owned shares of Common Stock for at least one year, including a person who may be deemed an "affiliate," is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of one percent of the total number of shares of the class of stock sold or the average weekly reported trading volume of the class of stock being sold or the average weekly reported trading volume of the class of stock being sold during the four calendar weeks preceding such sale. A person who is not deemed an "affiliate" of the Company at any time during the three months preceding a sale and who has beneficially owned shares for at least two years is entitled to sell such shares under Rule 144 without regard to the volume limitations described above. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly through the use of one or more intermediaries controls, is controlled by, or is under common control with, such issuer. The foregoing summary of Rule 144 is not intended to be a complete description thereof.

     Although the Common Stock has been listed on the New York Stock Exchange since September 1983, trading in the Common Stock has been limited. In major part, this has been a result of the relatively small percentage of the outstanding stock in public hands. The Company is unable to predict the effect that sales made under Rule 144, pursuant to future registration statements, or otherwise, may have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of a substantial amount of Common Stock by the Syms family in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices. See "Underwriting" for a discussion of certain contractual restrictions on resales of the Common Stock by the Syms family.


     The Company has granted options to purchase 348,900 shares of Common Stock to certain officers, directors and employees of the Company pursuant to the Company's stock option plan and an additional 458,000 shares are available for future grant thereunder. As of November 17, 1997, options with respect to 269,200 shares were exercisable and options with respect to 79,700 shares were subject to vesting provisions.


                                  UNDERWRITING

     The Underwriters named below, acting through their representatives, Bear, Stearns & Co. Inc. and Salomon Brothers Inc (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement (the form of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part), to purchase from the Sy Syms Foundation and Sy Syms (collectively, with Marcy Syms and Stephen A. Merns, the "Selling Stockholders") the numbers of shares of Common Stock set forth opposite their respective names below:

                                                              NUMBER OF
         UNDERWRITERS                                          SHARES
         ------------                                         ---------
         Bear, Stearns & Co. Inc. ..........................
         Salomon Brothers Inc ..............................



                                                              ---------
            Total ..........................................  3,500,000
                                                              =========

     The nature of the obligations of the Underwriters is such that they must purchase all of such shares if any are purchased. Those obligations are subject, however, to various conditions, including the approval of certain matters by counsel.

     The Representatives have advised the Company and the Selling Stockholders that the Underwriters propose to offer the Common Stock to the public initially at the offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not to exceed $____ per share. The Underwriters may allow, and such dealers may reallow, a concession to certain other dealers not to exceed $___ per share. After the commencement of the offering, the public offering price and concessions may be changed.

     Sy Syms, Marcy Syms and Stephen A. Merns have granted to the Underwriters an option to purchase up to an aggregate of 525,000 additional shares of Common Stock at the public offering price less the underwriting discount set forth on the cover page of this Prospectus, solely to cover over-allotments, if any. The option may be exercised at any time within 30 days after the date of this Prospectus. To the extent that the option is exercised, the Underwriters will be severally committed, subject to certain conditions, to purchase the additional shares in proportion to their respective purchase commitments as indicated in the preceding table. Of the shares subject to such option, 345,000 are owned by Sy Syms, 50,000 are owned by Marcy Syms and 130,000 are owned by Stephen A. Merns.

     The Company, the Selling Stockholders and the Company's directors and executive officers have agreed that, for a period of 90 days following the date of this Prospectus, they will not, without the prior written consent of Bear, Stearns & Co. Inc., directly or indirectly offer or agree to sell, sell or otherwise dispose of any shares of Common Stock (or securities convertible into, exchangeable for or evidencing the right to purchase shares of Common Stock), other than, in the case of the Selling Stockholders, the shares to be sold by them to the Underwriters, and, in the case of the Company, the grant of options (and the issuance of shares upon the exercise of outstanding options) under the Company's existing stock option plan.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and, where such indemnification is unavailable, to contribute to payments that the Underwriters may be required to make in respect of such liabilities.

     In order to facilitate the offering, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock during and after the offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the Common Stock for their own account by selling more shares than have been sold to them by the Company. The Underwriters may elect to cover any such short position by purchasing shares in the open market or by exercising the over-allotment option granted to them. In addition, the Representatives, on behalf of the Underwriters, may stabilize or maintain the price of the Common Stock by bidding for or purchasing shares in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Common Stock to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     Bear, Stearns & Co. Inc. acted as one of the representatives of the underwriters of the initial public offering of the Company's Common Stock in September 1983.

     Rothschild Inc. has been retained by Sy Syms as his personal financial advisor in connection with this offering, and will be paid a fee for its services not to exceed $50,000. Wilbur L. Ross, Jr., a director of the Company, is a Managing Director of Rothschild Inc.

                                  LEGAL MATTERS

     The validity of the Common Stock being offered hereby will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Weil, Gotshal & Manges LLP, New York, New York.

                                     EXPERTS

     The consolidated balance sheets of the Company and its subsidiaries as of March 2, 1996 and March 1, 1997 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years ended December 31, 1994, March 2, 1996 and March 1, 1997, and the two month period ended February 25, 1995, included herein and in the Company's Annual Report on Form 10-K for the year ended March 1, 1997 which is incorporated by reference into this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is included and incorporated herein by reference, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                          INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----

Report of Independent Public Accountants .................................  F-1

Consolidated Balance Sheets as of March 2, 1996 and March 1, 1997 ........  F-2

Consolidated Statements of Income for each of the three fiscal years ended December 31, 1994, March 2, 1996 and March 1, 1997 and the two months ended February 26, 1994 and February 25, 1995 .......  F-3

Consolidated Statements of Stockholders' Equity for each of the three fiscal years ended December 31, 1994, March 2, 1996 and
  March 1, 1997 ..........................................................  F-4

Consolidated Statements of Cash Flows for each of the three
  fiscal years ended December 31, 1994, March 2, 1996 and
  March 1, 1997 and the two months ended February 26, 1994 and
  February 25, 1995 ......................................................  F-5

Notes to Consolidated Financial Statements ...............................  F-6

Condensed Consolidated Balance Sheets as of August 31, 1996,
  March 1, 1997 and August 30, 1997 ......................................  F-16

Condensed Consolidated Statements of Income for the twenty-six weeks ended August 31, 1996 and August 30, 1997 ........................  F-17

Consolidated Statements of Cash Flows for the twenty-six
  weeks ended August 31, 1996 and August 30, 1997 ........................  F-18

Notes to Condensed Consolidated Financial Statements .....................  F-19

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Syms Corp
Secaucus, New Jersey

We have audited the accompanying consolidated balance sheets of Syms Corp and its subsidiaries as of March 2, 1996 and March 1, 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years ended December 31, 1994, March 2, 1996 and March 1, 1997 and the two month period ended February 25, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Syms Corp and subsidiaries as of March 2, 1996 and March 1, 1997 and the results of their operations and their cash flows for each of the three fiscal years ended December 31, 1994, March 2, 1996 and March 1, 1997 and the two month period ended February 25, 1995 in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP
New York, New York
April 28, 1997

                           SYMS CORP AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                              MARCH 2,  MARCH 1,
                                                               1996      1997
                                                             --------   --------
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents ...............................   $  4,804   $  3,344
 Merchandise inventories .................................    112,954    122,540
 Deferred income taxes ...................................      5,221      6,639
 Prepaid expenses and other current assets ...............      3,521      1,756
                                                             --------   --------
    Total current assets .................................    126,500    134,279
PROPERTY AND EQUIPMENT--Net of accumulated depreciation
 and amortization ........................................    129,235    142,741
DEFERRED INCOME TAXES ....................................       --          197
OTHER ASSETS .............................................      4,409      6,801
                                                             --------   --------
TOTAL ASSETS .............................................   $260,144   $284,018
                                                             ========   ========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable ........................................   $ 30,900   $ 28,723
 Accrued expenses ........................................      9,918     11,055
 Obligations to customers ................................      4,490      5,085
 Income taxes payable ....................................      5,331      5,833
 Short term borrowings ...................................       --        4,950
 Current portion of obligations under capital lease ......        340        405
                                                             --------   --------
    Total current liabilities ............................     50,979     56,051
                                                             --------   --------
OBLIGATIONS UNDER CAPITAL LEASE ..........................      1,304        900
                                                             --------   --------
DEFERRED INCOME TAXES ....................................        255       --
                                                             --------   --------
OTHER LONG TERM LIABILITIES ..............................        237        633
                                                             --------   --------
COMMITMENTS (Note 7) .....................................       --         --

STOCKHOLDERS' EQUITY
 Preferred stock, par value $100 per share
  authorized 1,000 shares; none outstanding ..............       --         --
 Common stock, par value $0.05 per share
  authorized 30,000 shares; 17,694 shares issued and
  outstanding as of March 2, 1996 and March 1, 1997 ......        885        885
 Additional paid-in capital ..............................     11,709     11,709
 Retained earnings .......................................    194,775    213,840
                                                             --------   --------
    Total stockholders' equity ...........................    207,369    226,434
                                                             --------   --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ...............   $260,144   $284,018
                                                             ========   ========

                                                    SYMS CORP AND SUBSIDIARIES

                                                 CONSOLIDATED STATEMENTS OF INCOME
                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                        FISCAL YEAR ENDED                    TWO MONTHS ENDED
                                                           -----------------------------------------     ---------------------------
                                                           DECEMBER 31,     MARCH 2,        MARCH 1,     FEBRUARY 26,   FEBRUARY 25,
                                                              1994            1996            1997           1994          1995
                                                            --------        --------        --------        -------      --------
                                                                                                          (UNAUDITED)
NET SALES ..........................................        $326,651        $334,750        $346,792        $41,642      $ 46,632
Cost of goods sold .................................         217,912         217,561         213,113         28,108        29,776
                                                            --------        --------        --------        -------      --------
Gross profit .......................................         108,739         117,189         133,679         13,534        16,856

EXPENSES
Selling, general and administrative ................          68,370          70,579          71,028         10,133        10,652
Advertising ........................................           5,069           5,905           6,626            364           576
Occupancy ..........................................          12,017          12,330          14,215          1,702         1,841
Depreciation and amortization ......................           8,854           7,751           7,971          1,190         1,359
Provision for contractor advance
 and special charges ...............................            --             2,686            --             --           2,935
                                                            --------        --------        --------        -------      --------
Income (loss) from operations ......................          14,429          17,938          33,839            145          (507)
Interest expense (income)--net .....................              59             293              97             61            60
                                                            --------        --------        --------        -------      --------
Income (loss) before income taxes ..................          14,370          17,645          33,742             84          (567)

Provision (benefit) for income  taxes ..............           5,879           7,234          14,677             34          (184)
                                                            --------        --------        --------        -------      --------
NET INCOME (LOSS) ..................................        $  8,491        $ 10,411        $ 19,065        $    50      $   (383)
                                                            ========        ========        ========        =======      ========
Net income (loss) per share ........................        $   0.48        $   0.59        $   1.08        $  --        $  (0.02)
                                                            ========        ========        ========        =======      ========
Weighted average shares
 outstanding .......................................          17,694          17,694          17,694         17,692        17,694
                                                            ========        ========        ========        =======      ========
Cash dividends per share ...........................        $   0.10        $   --          $   --          $  --        $   --
                                                            ========        ========        ========        =======      ========


                                                    SYMS CORP AND SUBSIDIARIES

                                          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                    PREFERRED STOCK,       COMMON STOCK,
                                                      1,000 SHARES;       30,000 SHARES;
                                                     $100 PAR VALUE       $0.05 PAR VALUE      ADDITIONAL
                                                    ----------------     -----------------      PAID-IN      RETAINED
                                                    SHARES    AMOUNT     SHARES     AMOUNT      CAPITAL      EARNINGS       TOTAL
                                                    ------    ------     ------     ------      -------      --------       -----
BALANCE JANUARY 1, 1994 ..........................    --        --       17,692      $885       $11,695      $178,025     $190,605
Exercise of stock options ........................    --        --            2       --             14           --            14
Cash dividend ....................................    --        --          --        --            --         (1,769)      (1,769)
Net income .......................................    --        --          --        --            --          8,491        8,491
                                                    ------     -----     ------      ----       -------      --------     --------
BALANCE DECEMBER 31, 1994 ........................    --        --       17,694       885        11,709       184,747      197,341
Net loss for the two months ended--
 February 25, 1995 ...............................    --        --          --        --            --           (383)        (383)
Net income for the fiscal year ended--
 March 2, 1996 ...................................    --        --          --        --            --         10,411       10,411
                                                    ------     -----     ------      ----       -------      --------     --------
BALANCE MARCH 2, 1996 ............................    --        --       17,694       885        11,709       194,775      207,369
Net income .......................................    --        --          --        --            --         19,065       19,065
                                                    ------     -----     ------      ----       -------      --------     --------
BALANCE MARCH 1, 1997 ............................    --        --       17,694      $885       $11,709      $213,840     $226,434
                                                    ======     =====     ======      ====       =======      ========     ========

                                                     SYMS CORP AND SUBSIDIARIES

                                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                           (IN THOUSANDS)

                                                                         FISCAL YEAR ENDED                   TWO MONTHS ENDED
                                                               ----------------------------------      -----------------------------
                                                               DECEMBER 31,   MARCH 2,   MARCH 1,      FEBRUARY 26,     FEBRUARY 25,
                                                                  1994         1996       1997            1994             1995
                                                                -------      -------    -------         -------         --------
                                                                                                       (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) ...........................................   $ 8,491      $10,411    $19,065         $    50         $   (383)
Adjustments to reconcile net income to net cash
 provided by (used in) operating activities:
 Depreciation and amortization ..............................     8,854        7,751      7,971           1,190            1,359
 Deferred income taxes ......................................    (1,484)      (3,539)    (1,870)            --                47
 (Gain) loss on sale of property and equipment ..............       (73)          10        (52)            --               (16)
 Loss on disposal of assets .................................       --         1,142        244             --             1,360
(Increase) decrease in operating assets:
 Merchandising inventories ..................................   (17,389)      (2,694)    (9,586)         (9,000)         (13,453)
 Prepaid expenses and other current assets ..................      (418)       2,158      1,765           2,403             (404)
 Other assets ...............................................      (290)        (306)    (2,417)             (2)               4
Increase (decrease) in operating liabilities:
 Accounts payable ...........................................     8,535       (4,721)    (2,177)         14,573           12,222
 Accrued expenses ...........................................     4,164        1,203      1,137          (2,596)             133
 Obligations to customers ...................................       805         (271)       595            (166)             456
 Other long term liabilities ................................       --           237        396             --               --
 Income taxes ...............................................     1,741         (245)       502          (3,036)            (306)
                                                                -------      -------    -------         -------         --------
    Net cash provided by operating activities ...............    12,936       11,136     15,573           3,416            1,019
                                                                -------      -------    -------         -------         --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment ..........................   (14,591)      (4,777)   (21,709)         (1,910)            (388)
Proceeds from sale of property and equipment ................       103          325         65             --                13
                                                                -------      -------    -------         -------         --------
    Net cash used in investing activities ...................   (14,488)      (4,452)   (21,644)         (1,910)            (375)
                                                                -------      -------    -------         -------         --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of dividends ........................................    (1,769)         --         --              --               --
Repayments of obligations under capital lease ...............      (234)        (287)      (339)            (36)             (43)
Revolving line of credit (repayments) borrowings ............     2,900       (2,050)     4,950             --              (850)
Exercise of options .........................................        14          --         --              --               --
                                                                -------      -------    -------         -------         --------
    Net cash provided by (used in) financing activities .....       911       (2,337)     4,611             (36)            (893)
                                                                -------      -------    -------         -------         --------
NET (DECREASE) INCREASE IN CASH AND
 CASH EQUIVALENTS ...........................................      (641)       4,347     (1,460)          1,470             (249)
CASH AND CASH EQUIVALENTS,
 BEGINNING OF PERIOD ........................................     1,347          457      4,804           1,347              706
                                                                -------      -------    -------         -------         --------
CASH AND CASH EQUIVALENTS,
 END OF PERIOD ..............................................   $   706      $ 4,804    $ 3,344         $ 2,817         $    457
                                                                =======      =======    =======         =======         ========
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
 Interest (net of amount capitalized) .......................   $   253      $   399    $   291         $   --          $    --
                                                                =======      =======    =======         =======         ========
 Income taxes paid (refunds received)--net ..................   $ 5,106      $11,026    $16,041         $   --          $    (33)
                                                                =======      =======    =======         =======         ========


                                           See notes to consolidated financial statements.

                           SYMS CORP AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       FISCAL YEARS ENDED DECEMBER 31, 1994, MARCH 2, 1996, MARCH 1, 1997
                   AND THE TWO MONTHS ENDED FEBRUARY 25, 1995

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. Principal Business

     Syms Corp and subsidiaries (the "Company") operates a chain of forty "off-price" retail stores (thirty-eight in 1996) located throughout the Northeastern and Middle Atlantic regions and in the Midwest, Southeast and Southwest. Each Syms store offers a broad range of first quality, in season merchandise bearing nationally recognized designer or brand-name labels for men, women and children.

     b. Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

     In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the two months ended February 26, 1994 are not necessarily indicative of the results that may be expected for the entire fiscal year ended December 31, 1994.

     c. Accounting Period

     The Company changed its fiscal year end to the Saturday nearest to the end of February. This change was reported on March 17, 1995. The fiscal years ended December 31, 1994 and March 1, 1997 were comprised of 52 weeks. The fiscal year ended March 2, 1996 was comprised of 53 weeks.

     d. Merchandise Inventories

     Merchandise inventories are stated at the lower of cost or market on a first-in-first-out (FIFO) basis, as determined by the retail inventory method. During the fiscal year ended December 31, 1994, the Company changed its method of valuing inventory by computing separate cost complements for each department within its five merchandise categories. In the past, the Company computed a single cost complement for each of its five merchandise categories. Management believes the change results in a more accurate inventory valuation. This change resulted in a total increase to gross margin of $780,000 of which approximately one half relates to prior years. The Company considers that the effect on fiscal year end 1994 and prior years is not material.

     e. Property and Equipment

     Property and equipment are stated at cost. Depreciation and amortization are provided by the straight-line method over the following estimated useful lives:

    Buildings and improvements      15-30 years
    Machinery and equipment         5 years
    Furniture and fixtures          5 years
    Leasehold improvements          Lesser of life of the asset or life of lease

     Facilities leases (Note 7) having the substance of financing transactions have been capitalized. The related lease obligations have been included as obligations under capital lease. The leased assets are being amortized as described above.

     f. Income Taxes

     Deferred income taxes reflect the future tax consequences of differences between the tax basis of assets and liabilities and their financial reporting amounts at year end.

     g. Earnings Per Share

     Net income per share is computed by dividing net income by the weighted average number of common shares and common stock equivalents outstanding during each period. The Company's common stock equivalents consist of

                           SYMS CORP AND SUBSIDIARIES

       FISCAL YEARS ENDED DECEMBER 31, 1994, MARCH 2, 1996, MARCH 1, 1997
                   AND THE TWO MONTHS ENDED FEBRUARY 25, 1995


outstanding stock options and for the periods ended December 31, 1994, March 2, 1996 and March 1, 1997, the effect of outstanding common stock options was not dilutive.

     h. Cash and Cash Equivalents

     Syms Corp considers credit card receivables and all short term investments with a maturity of three months or less as cash equivalents.

     i. Pre-Opening Costs

     Store pre-opening costs are deferred until the store's opening, at which time they are expensed over the first 12 months of store operation.

     j. Closed Store Expense

     Closed store costs, such as future rent and real estate taxes net of expected sublease recovery, are accrued when management makes the determination that no future economic benefit from operations exists and are recorded in selling, general and administrative expenses.

     k. Obligation to Customers

     Obligations to customers represent credits issued for returned merchandise as well as gift certificates. The Company's policy is to allow customers to exchange credits issued for other merchandise or credit to the Syms charge card.

     l. Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     m. Recent Accounting Pronouncement

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and is effective for fiscal years beginning after December 15, 1995. The Company evaluated its investment in long-lived assets to be held and used in operations on an individual store basis and determined that, based upon its history of operating results and operating projections, the adoption of SFAS No. 121 did not have an effect on the Company's financial position or results of operations.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"), which is effective for the Company for the year ended February 28, 1998. SFAS No. 128 simplifies the standards for computing earnings per share previously found in Accounting Principles Board Opinion No. 15 and establishes new standards for computing and presenting earnings per share. Application of SFAS No. 128 is not expected to have a significant effect on the Company's earnings per share.

     n. Reclassification

     Certain items in prior years in specific captions of the accompanying consolidated financial statements and notes to consolidated financial statements have been reclassified for comparative purposes.

                           SYMS CORP AND SUBSIDIARIES

       FISCAL YEARS ENDED DECEMBER 31, 1994, MARCH 2, 1996, MARCH 1, 1997
                   AND THE TWO MONTHS ENDED FEBRUARY 25, 1995


NOTE 2--PROPERTY AND EQUIPMENT

     Property and equipment consists of:

                                                       MARCH 2,      MARCH 1,
                                                         1996          1997
                                                       --------      --------
                                                           (IN THOUSANDS)
     Land ............................................ $ 34,060      $ 40,061
     Buildings and building improvements .............  102,244       105,511
     Leasehold and leasehold improvements ............   20,365        32,142
     Machinery and equipment .........................   14,893        16,747
     Furniture and fixtures ..........................   15,547        15,661
     Capital lease ...................................    3,763         3,763
     Construction in progress ........................    2,774           692
                                                       --------      --------
                                                        193,646       214,577
     Less accumulated depreciation and amortization ..   64,411        71,836
                                                       --------      --------
                                                       $129,235      $142,741
                                                       ========      ========

NOTE 3--INCOME TAXES

     The provision for income taxes is as follows:

                                     FISCAL YEAR ENDED
                          --------------------------------     TWO MONTHS ENDED
                          DECEMBER 31, MARCH 2,    MARCH 1,      FEBRUARY 25,
                             1994       1996        1997            1995
                          -----------  --------    --------    -----------------
                                           (IN THOUSANDS)
  Current:
   Federal                  $5,956     $ 9,109     $13,799         $(223)
   State                     1,407       1,664       2,748            (8)
                            ------     -------     -------         -----
                             7,363      10,773      16,547          (231)
                            ------     -------     -------         -----
  Deferred:
   Federal                  (1,202)     (2,622)     (1,560)           43
   State                      (282)       (917)       (310)            4
                            ------     -------     -------         -----
                            (1,484)     (3,539)     (1,870)           47
                            ------     -------     -------         -----
                            $5,879     $ 7,234     $14,677         $(184)
                            ======     =======     =======         =====

                           SYMS CORP AND SUBSIDIARIES

       FISCAL YEARS ENDED DECEMBER 31, 1994, MARCH 2, 1996, MARCH 1, 1997
                   AND THE TWO MONTHS ENDED FEBRUARY 25, 1995

     The following is a reconciliation of income taxes computed at the U.S. Federal statutory rate to the provision for income taxes:

                                                       FISCAL YEAR ENDED
                                             -----------------------------------        TWO MONTHS ENDED
                                             DECEMBER 31,    MARCH 2,    MARCH 1,         February 25,
                                                 1994          1996        1997               1995
                                             ------------    --------    --------       ----------------
Statutory Federal income tax rate ..........     35.0%        35.0%       35.0%             (35.0)%
State taxes, net of Federal income
 tax benefits ..............................      5.5          5.3         8.4               (3.2)
Officers' life insurance ...................      0.4          0.7         0.1                5.2
Other, net .................................     --           --          --                  0.6
                                                 ----         ----        ----              -----
Effective income tax rate ..................     40.9%        41.0%       43.5%             (32.4)
                                                 ====         ====        ====              =====


   The composition of the Company's deferred tax assets and liabilities is as follows:

                                                                        MARCH 2,            MARCH 1,
                                                                         1996                1997
                                                                        --------            --------
                                                                               (IN THOUSANDS)
Deferred tax assets:
 Capitalization of inventory costs ...................................   $3,800             $4,085
 Capital lease .......................................................      333                404
 Accounts receivable .................................................    1,018              1,143
 Other ...............................................................      650              2,645
                                                                         ------             ------
  Total deferred tax assets ..........................................    5,801              8,277
                                                                         ------             ------
Deferred tax liability:
 Depreciation method and different estimated lives ...................     (835)              (425)
 Other ...............................................................      --              (1,016)
                                                                         ------             ------
 Total deferred tax liabilities ......................................     (835)            (1,441)
                                                                         ------             ------
Net ..................................................................  ($4,966)            $6,836
Classified in balance sheet as follows:
 Current deferred tax asset ..........................................   $5,221             $6,639
 Long term deferred tax asset (net of non-current
  deferred tax liability) ............................................      --                 197
 Long term deferred tax liability (net of non-current tax asset) .....     (255)               --
                                                                         ------             ------
 Net .................................................................   $4,966             $6,836
                                                                         ======             ======

NOTE 4--BANK CREDIT FACILITIES

     The Company has an unsecured revolving credit agreement with a bank for a line of credit not to exceed $40,000,000 through December 1, 1997. Interest on individual advances is payable quarterly at 1-1/2% per annum below the bank's base rate, except that at the time of advance, the Company has the option to select an interest rate based upon one of two other alternative calculations, with such rate to be fixed for a period not to exceed 90 days. The average daily unused portion is subject to a commitment fee of 1/8 of 1% per annum. The interest rate on short term borrowings was 6.75% at March 1, 1997. At March 2, 1996 there were no outstanding borrowings, and at March 1, 1997 there was $4,905,000 in outstanding borrowings.

     The agreement contains financial covenants, with respect to consolidated tangible net worth, as defined, working capital and maximum capital expenditures, including dividends, as well as other financial ratios.

     Total interest charges incurred for the years ended December 31, 1994, March 2, 1996 and March 1, 1997 including amounts related to capital leases, were $865,000, $623,000 and $586,000, respectively, of which $612,000, $105,000 and $152,000 were capitalized in fiscals 1994, 1996 and 1997, respectively, in connection with the purchase and construction of new facilities.

                           SYMS CORP AND SUBSIDIARIES

       FISCAL YEARS ENDED DECEMBER 31, 1994, MARCH 2, 1996, MARCH 1, 1997
                   AND THE TWO MONTHS ENDED FEBRUARY 25, 1995

     In addition, the Company has a separate $10,000,000 credit facility with another bank available for the issuance of letters of credit for the purchase of merchandise. This agreement may be cancelled at any time by either party. At March 2, 1996 and at March 1, 1997, the Company had $3,786,000 and $6,094,000,
respectively, in outstanding letters of credit.

NOTE 5--FAIR VALUE DISCLOSURES

     The estimated fair values of financial instruments which are presented herein have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgement is required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of amounts the Company could realize in a current market exchange.

     The fair value of the Company's cash and cash equivalents, accounts receivable and short-term borrowings approximates their carrying values at March 2, 1996 and at March 1, 1997 due to the short-term maturities of these instruments.

NOTE 6--PENSION AND PROFIT SHARING PLANS

     a. PENSION PLAN--The Company has a defined benefit pension plan for all employees other than those covered under collective bargaining agreements.

     The benefits are based on years of service and the employee's highest average pay during any five consecutive years within the ten-year period prior to retirement. Pension plan costs are funded annually. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

     The following table sets forth the Plan's funded status and amounts recognized in the Company's consolidated balance sheet:

                                                                                          MARCH 2,      MARCH 1,
                                                                                           1996          1997
                                                                                          --------      --------
                                                                                              (IN THOUSANDS)
Actuarial present value of benefit obligation:
 Accumulated benefit obligation, including vested benefits of
  $2,552 at March 2, 1996 and $3,128 at March 1, 1997 ..................................   $2,711        $3,254
                                                                                           ======        ======
Projected benefit obligation ...........................................................   $3,592        $4,180
Plan assets at fair value, primarily mutual funds and United States Treasury bills .....    3,249         3,869
                                                                                           ------        ------
Plan assets less than projected benefit obligation .....................................     (343)         (311)
Unrecognized net loss ..................................................................      186           147
Unamortized net asset at transition ....................................................     (152)         (127)
                                                                                           ------        ------
Accrued pension cost (included in accrued expenses) ....................................   $ (309)       $ (291)
                                                                                           ======        ======

                           SYMS CORP AND SUBSIDIARIES

       FISCAL YEARS ENDED DECEMBER 31, 1994, MARCH 2, 1996, MARCH 1, 1997
                   AND THE TWO MONTHS ENDED FEBRUARY 25, 1995

     Pension expense includes the following components:

                                                                                    FISCAL YEAR ENDED
                                                              -----------------------------------------------------------
                                                              DECEMBER 31,              MARCH 2,                 MARCH 1,
                                                                  1994                    1996                    1997
                                                              ------------          ------------------          ---------
                                                                                     (in thousands)
Service cost benefits earned during the period ...............    $384                    $330                    $326
Interest cost on the projected benefit obligation ............     248                     242                     282
Actual return on plan assets .................................    (193)                   (191)                   (159)
Net amortization and deferral ................................     (82)                    (80)                   (155)
                                                                  ----                    ----                    ----
Net periodic pension cost ....................................    $357                    $301                    $294
                                                                  ====                    ====                    ====

     The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 7.75% during each of the years ended December 31, 1994, March 2, 1996 and March 1, 1997. The expected long-term rate of return on plan assets was 8.5% during each of the years ended December 31, 1994, March 2, 1996 and March 1, 1997.

     b. PROFIT-SHARING AND 401(K) PLAN--The Company has a profit-sharing and 401(K) plan for all employees other than those covered under collective bargaining agreements. In 1995, the Company established a defined contribution savings plan 401(K) for substantially all of its eligible employees. Employees may contribute a percentage of their salary to the plan subject to statutory limits. The Company has not made any matching contributions to this plan. However, profit-sharing contributions were made in the amounts of $130,000 for each of the years ended December 31, 1994 and March 2, 1996, $200,000 for year ended March 1, 1997 and $39,000 for the two months ended February 25, 1995.

NOTE 7--COMMITMENTS

     a. LEASES--The Company has various operating leases and one capital lease for its retail stores, with terms expiring between 1997 and 2016. The Company also has a ground lease that expires in 2276. Under most lease agreements, the Company pays real estate taxes, maintenance and other operating expenses. Certain store leases also provide for additional contingent rentals based upon a percentage of sales in excess of certain minimum amounts.

                           SYMS CORP AND SUBSIDIARIES

       FISCAL YEARS ENDED DECEMBER 31, 1994, MARCH 2, 1996, MARCH 1, 1997
                   AND THE TWO MONTHS ENDED FEBRUARY 25, 1995


     Future minimum lease payments at March 1, 1997 are as follows:

                                                         CAPITAL
                                                          LEASE
                                                          REAL       OPERATING
                                                         ESTATE       LEASES
                                                         --------    ----------
                                                            (IN THOUSANDS)

1998 .................................................  $  600      $ 6,974
1999 .................................................     600        6,158
2000 .................................................     450        5,442
2001 .................................................    --          5,062
2002 .................................................    --          5,171
2003 and thereafter--cumulative ......................    --         39,785
                                                         -----      -------
Total minimum payments ...............................   1,650      $68,592
                                                                    =======
Less amount representing interest ....................     345
                                                        ------
Present value of net minimum lease payments ..........   1,305
Less current maturities ..............................     405
                                                        ------
                                                        $  900
                                                        ======

     Payments under the real estate capital lease, which expires in 1999, are payable to the Company's principal shareholder. Rental payments were $600,000 during each of the years ended December 31, 1994, March 2, 1996, and March 1, 1997 and $100,000 for the two months ended February 25, 1995.

     Rent expense for operating leases is as follows:

                                           FISCAL YEAR ENDED         TWO MONTHS
                                 --------------------------------      ENDED
                                 DECEMBER 31,  MARCH 2,  MARCH 1,   FEBRUARY 25,
                                     1994        1996      1997          1995
                                 -----------   --------  --------   -----------
                                                 (IN THOUSANDS)

Minimum rentals .................  $4,030      $4,308    $5,832        $  698
Escalation rentals ..............       9          24       413            28
Contingent rentals ..............      25          40        36             4
Sublease rentals ................    (192)       (386)     (743)          (32)
                                   ------      ------    ------        ------
                                   $3,872      $3,986    $5,538        $  698
                                   ======      ======    ======        ======

     b. EMPLOYMENT AGREEMENT--At March 1, 1997 the Company had an employment agreement with its General Merchandising Manager, expiring 2009, pursuant to which annual compensation of approximately $300,000 is required. In addition, that employee is entitled to additional compensation upon occurrence of certain events.

     c. LEGAL PROCEEDINGS--The Company is a party to routine litigation incident to its business. Management of the Company believes, based upon its assessment of the actions and claims outstanding against the Company, and after discussion with counsel, that there are no legal proceedings that will have a material adverse effect on the financial statements of the Company. Some of the lawsuits to which the Company is a party are covered by insurance and are being defended by the Company's insurance carriers.

                           SYMS CORP AND SUBSIDIARIES

       FISCAL YEARS ENDED DECEMBER 31, 1994, MARCH 2, 1996, MARCH 1, 1997
                   AND THE TWO MONTHS ENDED FEBRUARY 25, 1995

NOTE 8--PREFERRED STOCK

     The Company is authorized to issue up to 1,000,000 shares of preferred stock, in one or more series of preferred stock. The Board of Directors is authorized to establish the number of shares to be included in each such series, and to fix the designation, relative rights, preferences, qualifications and limitations of the shares of each such series.

NOTE 9--STOCK OPTION PLAN

     The Company's Stock Option Plan allows for the granting of incentive stock options, as defined in Section 422A of the Internal Revenue Code of 1986 (as amended), non-qualified stock options or stock appreciation rights. The plan requires that incentive stock options be granted at an exercise price not less than the fair market value of the common shares on the date the option is granted. The exercise price of the option for holders of more than 10% of the voting rights of the Company must be not less than 110% of the fair market value of the common shares on the date of grant. Non-qualified options and stock appreciation rights may be granted at any exercise price. The Company has reserved 1,000,000 shares of common stock for issuance thereunder.

     No option or stock appreciation rights may be granted under the stock option plan after July 2003. The maximum exercise period for any option or stock appreciation right under the plan is ten years from the date the option is granted (five years for any optionee who holds more than 10% of the voting rights of the Company).

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), was effective for the Company for fiscal 1997. SFAS No. 123 encourages (but does not require) compensation expense to be measured based on the fair value of the equity instrument awarded. In accordance with APB No. 25, no compensation cost has been recognized in the Consolidated Statements of Income for the Company's stock option plans. If compensation cost for the Company's stock option plans had been determined in accordance with the fair value method prescribed by SFAS No. 123, the Company's net income would have been $10,411,000 and $19,042,000 for 1996 and 1997, respectively, and the earnings per share would have been $0.59 and $1.08 for 1996 and 1997, respectively. This pro forma information may not be representative of the amounts to be expected in future years as the fair value method of accounting prescribed by SFAS No. 123 has not been applied to options granted prior to 1997.

     Stock option transactions are summarized below:

                                                          FISCAL YEAR ENDED                                       TWO MONTHS ENDED
                               --------------------------------------------------------------------------        ------------------
                                DECEMBER 31, 1994           MARCH 2, 1996                MARCH 1, 1997           FEBRUARY 25, 1995
                               -------------------       --------------------         -------------------        -------------------
                                          WEIGHTED                   WEIGHTED                    WEIGHTED                  WEIGHTED
                                           AVERAGE                    AVERAGE                     AVERAGE                   AVERAGE
                                          EXERCISE                   EXERCISE                    EXERCISE                  EXERCISE
                               SHARES       PRICE        SHARES        PRICE          SHARES       PRICE         SHARES      PRICE
                               ------      -------       ------       -------         ------      -------        ------     ------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
FIXED OPTIONS
Outstanding beginning
 of year .....................   547       $10.04           464       $ 9.90            426       $ 9.83            496      $ 9.96
  Granted ....................    57         8.50            --           --            100         8.00             --          --
  Exercised ..................    (2)        8.63            --           --             --           --             --          --
  Cancelled ..................  (106)        9.81           (38)        9.53            (36)       10.27            (32)      10.65
                                 ---       ------           ---       ------            ---       ------            ---      ------
Outstanding, end of
 period ......................   496       $ 9.96           426       $ 9.94            490       $ 9.52            464      $ 9.91
                                 ===       ======           ===       ======            ===       ======            ===      ======
Options exercisable
 at year end .................   288       $10.11           320       $10.02            360       $ 9.83            256      $10.04
Weighted-average
 fair value of
 options granted
 during  the year ............             $ 4.99                         --                      $ 4.99                         --

                           SYMS CORP AND SUBSIDIARIES

       FISCAL YEARS ENDED DECEMBER 31, 1994, MARCH 2, 1996, MARCH 1, 1997
                   AND THE TWO MONTHS ENDED FEBRUARY 25, 1995

     The following table summarizes information about stock options outstanding at March 1, 1997:

                                OPTIONS OUTSTANDING                                                    OPTIONS EXERCISABLE
-----------------------------------------------------------------------------------         ----------------------------------------
                                            WEIGHTED-AVERAGE
                           NUMBER               REMAINING                                       NUMBER
   RANGE OF            OUTSTANDING AT          CONTRACTUAL         WEIGHTED-AVERAGE         EXERCISABLE AT         WEIGHTED-AVERAGE
EXERCISE PRICES         MARCH 1, 1997         LIFE (YEARS)          EXERCISE PRICE           MARCH 1, 1997          EXERCISE PRICE
---------------         -------------         ------------          --------------           -------------          --------------
   $7.125-$12.250          490,625                 4.8                   $9.52                  359,815                  $9.83

     The fair value of each option grant is estimated on the date of each grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1997: risk-free interest rate of 6.83%, expected life of 10 years, expected volatility of 33.29% and dividend yield of 0%. The fair value generated by the Black-Scholes model may not be indicative of the future benefit, if any, that may be received by the option holder.

NOTE 10--OTHER TRANSACTIONS

     Included in cost of sales for the three fiscal years ended December 31, 1994, March 2, 1996 and March 1, 1997 are purchases of approximately $6,322,000, $5,139,000 and $5,471,000, respectively, from a company related to the principal shareholder, as well as a licensee of the related company. In 1991 the Company entered into an agreement with the licensee to purchase annually approximately $4,200,000 of suits. Included in prepaid expenses and other current assets at March 2, 1996 and March 1, 1997 are advances to the licensee totaling approximately $2,182,000 and $3,438,000, respectively. The advances at March 1, 1997 are for purchases to be received in the Spring and Fall of 1997 and are to be received by the Company prior to December 31, 1997. A $2,200,000 provision was made for the fiscal year and fourth quarter ended March 2, 1996 in recognition of current information that the licensee advance may not be fully recoverable. In addition, the Company has guaranteed a letter of credit on behalf of the licensee totaling approximately $150,000, which expires on July 5, 1997 and at March 1, 1997 has advanced fabric in the approximate amount of $311,000.

                           SYMS CORP AND SUBSIDIARIES

       FISCAL YEARS ENDED DECEMBER 31, 1994, MARCH 2, 1996, MARCH 1, 1997
                   AND THE TWO MONTHS ENDED FEBRUARY 25, 1995

     The Company has entered into a capital lease with the Chief Executive Officer. Included in the Statement of Income are the following expenses relating to this agreement:

                                          FISCAL YEAR ENDED                         TWO MONTHS
                        --------------------------------------------------             ENDED
                        DECEMBER 31,          MARCH 2,            MARCH 1,          FEBRUARY 25,
                            1994                1996                1997               1995
                        --------------------------------------------------          ------------
                                                   (IN THOUSANDS)
Depreciation ..........   $  238              $  238              $  238              $   40
Interest ..............      366                 313                 261                  57

     The balance sheet includes the following items relating to this agreement:

                                                    MARCH 2,      MARCH 1,
                                                      1996          1997
                                                    --------      --------
                                                       (IN THOUSANDS)

     Assets under Capital Lease ..................  $ 3,763       $ 3,763
     Accumulated Depreciation ....................   (3,101)       (3,339)
     Capital Lease Obligation ....................    1,644         1,305

     On November 22, 1996 the Company loaned the Marcy Syms Revocable Trust $500,000 toward the purchase of a house for Ms. Syms in Westchester County, New York. The loan is evidenced by the Trust's note, which is guaranteed by Ms. Syms, and is secured by a first priority mortgage on the real estate purchased. The note bears interest at the rate of 6.6% per annum (the then Federal Mid-Term
Rate) payable annually, and the principal of the note is due November 22, 2001.

NOTE 11--UNAUDITED SELECTED QUARTERLY FINANCIAL DATA

                                                     QUARTER
                                    -------------------------------------------
                                     FIRST      SECOND        THIRD     FOURTH
                                    -------     -------      -------    -------
                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

YEAR ENDED MARCH 2, 1996
 Net sales .......................  $79,252     $72,814      $93,439    $89,245
 Gross profit ....................  $27,174     $24,535      $34,577    $30,903
 Net income ......................  $ 1,036     $   741      $ 5,561    $ 3,073
 Net income per share ............  $  0.06     $  0.04      $  0.32    $  0.17

YEAR ENDED MARCH 1, 1997
 Net Sales .......................  $83,377     $75,128      $96,225    $92,062
 Gross profit ....................  $30,456     $26,133      $41,494    $35,596
 Net income ......................  $ 3,381     $ 1,441      $ 8,637    $ 5,606
 Net income per share ............  $  0.19     $  0.08      $  0.49    $  0.32

                           SYMS CORP AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                               AUGUST 31,           MARCH 1,          AUGUST 30,
                                                                 1996                1997               1997
                                                               --------             --------           --------
                                                              (UNAUDITED)            (NOTE)           (UNAUDITED)
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents .................................  $   6,744            $   3,344          $   3,203
 Merchandise inventories ...................................    128,867              122,540            139,068
 Deferred income taxes .....................................      5,977                6,639              5,170
 Prepaid expenses and other current assets .................      3,501                1,756              6,647
                                                               --------             --------           --------
   TOTAL CURRENT ASSETS ....................................    145,089              134,279            154,088
PROPERTY AND EQUIPMENT--
 Net of accumulated depreciation and amortization ..........    137,870              142,741            145,266
DEFERRED INCOME TAXES ......................................        686                  197                222
OTHER ASSETS--Net of accumulated amortization ..............      5,457                6,801              6,538
                                                               --------             --------           --------
  TOTAL ASSETS .............................................   $289,102             $284,018           $306,114
                                                               ========             ========           ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable ..........................................   $ 49,748             $ 28,723           $ 37,155
 Accrued expenses ..........................................      9,734               11,055             11,508
 Obligations to customers ..................................      4,313                5,085              4,174
 Income taxes payable ......................................      3,598                5,833              3,308
 Short term borrowings .....................................      6,900                4,950             13,400
 Current portion of obligations under capital lease ........        371                  405                441
                                                               --------             --------           --------
  Total current liabilities ................................     74,664               56,051             69,986
                                                               --------             --------           --------
OBLIGATIONS UNDER CAPITAL LEASE ............................      1,111                  900                670
                                                               --------             --------           --------
DEFERRED INCOME TAXES ......................................        667                  --                 --
                                                               --------             --------           --------
OTHER LONG TERM LIABILITIES ................................        469                  633                801
                                                               --------             --------           --------
COMMITMENTS ................................................        --                   --                 --

STOCKHOLDERS' EQUITY
 Preferred stock, par value; $100 per share
  authorized 1,000 shares; none outstanding ................        --                   --                 --
 Common stock, par value; $0.05 per share
  authorized 30,000 shares; 17,776 issued and
  outstanding as of August 31, 1996, March1,1997
  and August 30, 1997 ......................................        885                  885                889
 Additional paid-in capital ................................     11,709               11,709             12,432
 Retained earnings .........................................    199,597              213,840            221,336
                                                               --------             --------           --------
  Total Stockholders' Equity ...............................    212,191              226,434            234,657
                                                               --------             --------           --------
   TOTAL LIABILITIES AND
    STOCKHOLDERS' EQUITY ...................................   $289,102             $284,018           $306,114
                                                               ========             ========           ========

Note: The balance sheet at March 1, 1997 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

                          SYMS CORP AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                   (in thousands, except per share amounts)

                                                      TWENTY-SIX WEEKS ENDED
                                                      ----------------------
                                                      AUGUST 31,  AUGUST 30,
                                                         1996        1997
                                                      --------    --------
                                                           (UNAUDITED)

NET SALES ..........................................  $158,505    $164,239
Cost of goods sold .................................   101,916      99,795
                                                      --------    --------
Gross profit .......................................    56,589      64,444

EXPENSES
Selling, general and administrative ................    34,623      35,376
Advertising ........................................     2,883       3,900
Occupancy ..........................................     6,683       7,930
Depreciation and amortization ......................     3,830       4,290
                                                      --------    --------
Income from operations .............................     8,570      12,948
Interest expense--net ..............................        36         241
Income before income taxes .........................     8,534      12,707
Provision for income taxes .........................     3,712       5,211
                                                      --------    --------
NET INCOME .........................................   $ 4,822     $ 7,496
                                                       =======     =======
Net income per shares ..............................   $  0.27     $  0.42
                                                       =======     =======
Weighted average shares outstanding ................    17,694      17,739
                                                       =======     =======

                           SYMS CORP AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                         TWENTY-SIX WEEKS ENDED
                                                                       -----------------------------
                                                                       AUGUST 31,         AUGUST 30,
                                                                          1996               1997
                                                                       ----------         ----------
                                                                                (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
 NET INCOME ..........................................................  $ 4,822            $ 7,496
 Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
 Depreciation and amortization .......................................    3,830              4,290
 Deferred income taxes ...............................................     (710)             1,444
 (Gain) on sale of property and equipment ............................      (37)                (8)
 Loss on disposal of assets ..........................................      244                --
 (Increase) decrease in operating assets:
  Merchandise inventories ............................................  (15,913)           (16,528)
  Prepaid expenses and other current assets ..........................       20             (4,891)
  Other assets .......................................................   (1,048)               237
 Increase (decrease) in operating liabilities:
  Accounts payable ...................................................   18,848              8,432
  Accrued expenses ...................................................     (184)               453
  Obligations to customers ...........................................     (177)              (911)
  Other long term liabilities ........................................      232                168
  Income taxes .......................................................   (2,053)            (2,525)
                                                                        -------            -------
   Net cash (used in) provided by operating activities ...............    7,874             (2,343)
                                                                        -------            -------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Expenditures for property and equipment .............................  (12,716)            (6,792)
 Proceeds from sale of property and equipment ........................       44                 11
                                                                        -------            -------
   Net cash used in investing activities .............................  (12,672)            (6,781)
                                                                        -------            -------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Repayments of obligations under capital lease .......................     (162)              (194)
 Revolving line of credit borrowings--net ............................     6,900              8,450
 Proceeds from exercise of stock options .............................      --                 727
                                                                        -------            -------
   Net cash provided by financing activities .........................    6,738              8,983
                                                                        -------            -------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS .................    1,940               (141)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD .......................    4,804              3,344
                                                                        -------            -------
CASH AND CASH EQUIVALENTS, END OF PERIOD .............................  $ 6,744            $ 3,203
                                                                        =======            =======
SUPPLEMENTAL CASH FLOW INFORMATION:
 Cash paid during the period for:
  Interest (net of amount capitalized) ...............................  $    57            $   169
                                                                        =======            =======
  Income taxes paid--net .............................................  $ 3,977            $10,846
                                                                        =======            =======

                           SYMS CORP AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
     THIRTEEN AND TWENTY-SIX WEEKS ENDED AUGUST 30, 1997 AND AUGUST 31, 1996
                                   (Unaudited)

NOTE 1--THE COMPANY

     Syms Corp (the "Company") operates a chain of forty "off-price" retail stores located throughout the Northeastern and Middle Atlantic regions and in the Midwest, Southeast and Southwest. Each store offers a broad range of first quality, in-season merchandise bearing nationally recognized designer or brand-name labels for men, women and children.

NOTE 2--BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the thirteen and twenty-six week periods ended August 30, 1997 are not necessarily indicative of the results that may be expected for the entire fiscal year ending February 28, 1998. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 10-K for the fiscal year ended March 1, 1997.

NOTE 3--ACCOUNTING PERIOD

     The Company maintains its records on the basis of a 52-53 week fiscal year ending the Saturday closest to the end of February. The fiscal year ending February 28, 1998 and March 1, 1997 are both comprised of 52 weeks.

NOTE 4--MERCHANDISE INVENTORIES

     Merchandise inventories are stated at the lower of cost (first in, first out) or market, as determined by the retail inventory method.

NOTE 5--BANK CREDIT FACILITIES

     The Company has an unsecured revolving credit agreement with a bank for a line of credit not to exceed $40,000,000 through December 1, 1997. Interest on individual advances is payable quarterly at 1 1/2% per annum below the bank's base rate, except that at the time of advance, the Company has the option to select an interest rate based upon one of two other alternative calculations, with such rate to be fixed for a period not to exceed 90 days. The Company anticipates it will renew this facility for another three years for the same amount and the same terms, conditions and covenants. The average interest rate on short term borrowings was 6.13% at August 30, 1997. The average daily unused portion is subject to a commitment fee of 1/8 of 1% per annum. The Company had outstanding borrowings of $13,400,000, $4,950,000, and $6,900,000 as of August 30, 1997, March 1, 1997 and August 31, 1996, respectively.

     The agreement contains financial covenants, with respect to consolidated tangible net worth, as defined, working capital and maximum capital expenditures, including dividends, as well as other financial ratios.

     In addition, the Company has a separate $10,000,000 credit facility with another bank available for the issuance of letters of credit for the purchase of merchandise. This agreement may be cancelled at any time by either party. At August 30, 1997, March 1, 1997 and August 31, 1996 the Company had $7,436,000, $6,094,000 and $7,896,000, respectively, in outstanding letters of credit.

                                [GRAPHICS PAGE]



AN EDUCATED CONSUMER
IS OUR BEST CUSTOMER(R)
                                                             [SYMS LOGO]

================================================================================

     NO DEALER, SALESMAN, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                                   ----------

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

Available Information .....................................................    3
Incorporation of Certain Documents by Reference ...........................    3
Prospectus Summary ........................................................    4
Forward-Looking Statements ................................................    7
Investment Considerations .................................................    7
Use of Proceeds ...........................................................    8
Price Range of Common Stock and Dividend Policy ...........................    8
Capitalization ............................................................    9
Selected Consolidated Financial and Operating Data ........................   10
Management's Discussion and Analysis of Financial
 Condition and Results of Operations ......................................   11
Business ..................................................................   16
Management ................................................................   21
Principal and Selling Stockholders ........................................   22
Description of Capital Stock ..............................................   23
Shares Eligible for Future Sale ...........................................   23
Underwriting ..............................................................   24
Legal Matters .............................................................   25
Experts ...................................................................   25
Index to Financial Statements .............................................   26
Report of Independent Public Accountants ..................................  F-1

================================================================================




================================================================================


                                3,500,000 SHARES

                                    SYMS CORP

                                  COMMON STOCK

                                   ----------
                                   PROSPECTUS
                                   ----------

                            BEAR, STEARNS & CO. INC.

                              SALOMON BROTHERS INC


                             ________________, 1997


================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


     The following table sets forth the expenses to be borne by the Company in connection with the offering described in this Registration Statement. All such expenses other than the Securities and Exchange Commission registration fee are estimates.

         Securities and Exchange Commission Registration Fee .....  $ 15,588
         NASD Filing and Expenses ................................  $  5,644
         Transfer Agent's Fees and Expenses ......................  $  3,500
         Printing Fees and Expenses ..............................  $100,000
         Accounting Fees and Expenses ............................  $ 70,000
         Legal Fees and Expenses .................................  $250,000
         Miscellaneous ...........................................  $ 55,268
                                                                    --------

            Total ................................................  $500,000
                                                                    ========

The Selling Stockholders shall bear approximately $300,000 of the foregoing expenses.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article Seven of the Company's Certificate of Incorporation and Article 10 of the Company's By-Laws each require the Company to indemnify, to the fullest extent permitted by Section 14A:3-5 of the Business Corporation Act of New Jersey, as the same may be amended or supplemented, any and all persons whom it shall have power to indemnify under such Section from and against any and all of the expenses, liabilities or other matters referred to in or covered by such Section.

     Section 14A:3-5 of the Business Corporation Act of New Jersey permits a corporation to indemnify all corporate agents, defined to include (among other persons) current and former officers and directors of the indemnifying corporation, against proceedings by or in the right of the corporation, if such corporate agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. With respect to proceedings other than those in the right of the corporation, which are criminal in nature, such right to indemnify is further conditioned on such corporate agent's having had no reasonable belief that his conduct was unlawful.

     Each of the directors has entered into an agreement with the Company that provides that the Company will indemnify such director to the fullest extent permitted by the Business Corporation Act of New Jersey. The Company maintains directors and officers liability insurance which insures against liabilities that directors or officers of the Company may incur in such capacities.

ITEM 16. EXHIBITS

     The following is a list of all exhibits filed as a part of this Registration Statement on Form S-3, including those incorporated herein by reference.

Exhibit
Number  Description of Exhibits
------- -----------------------

1.1     Form of Underwriting Agreement**

4.1 Specimen Certificate of Common Stock (incorporated by reference to the Company's Registration Statement on Form S-1 under the Securities Act of 1933 (Registration No. 2-85554) filed August 2, 1983 and declared effective September 23, 1983)**

5.1     Opinion of Skadden, Arps, Slate, Meagher & Flom LLP**

23.1    Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit
        5.1)

23.2    Consent of Deloitte & Touche LLP*

24.1    Power of Attorney (included on signature page)**

----------
 * Filed herewith.
** Previously filed.

ITEM 17. UNDERTAKINGS

     The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions set forth in Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York, on November 19, 1997.


                                      SYMS CORP

                                      By /s/  SY SYMS
                                         ----------------------------
                                      Name: Sy Syms
                                      Title: Chairman & Chief Executive Officer





     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

 SIGNATURE                       TITLE                           DATE
 ---------                       -----                           ----

/s/ SY SYMS           Chairman of the Board, Chief Executive   November 19, 1997
--------------------  Officer and a Director of the Company
Sy Syms


     *                President, Chief Operating Officer and   November 19, 1997
--------------------  a Director of the Company
Marcy Syms


     *                Vice President, Treasurer, Chief         November 19, 1997
--------------------  Financial Officer and a Director
Antone F. Moreira     of the Company


     *                Vice President, Secretary,               November 19, 1997
--------------------  Merchandise Manager Men's Tailored
Stephen A. Merns      Clothing and Shoes, and a Director of
                      the Company


     *                Director of the Company                  November 19, 1997
--------------------
Wilbur L. Ross, Jr.


     *                Director of the Company                  November 19, 1997
--------------------
Philip G. Barach

                      Director of the Company                  November __, 1997
--------------------
David A. Messer

                      Director of the Company                  November __, 1997
--------------------
Harvey A. Weinberg


*By: /s/ SY SYMS
    ----------------
    Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit
Number    Description of Exhibits
------    -----------------------

1.1       Form of Underwriting Agreement**

4.1 Specimen Certificate of Common Stock (incorporated by reference to the Company's Registration Statement on Form S-1 under the Securities Act of 1933 (Registration No. 2-85554) filed August 2, 1983 and declared effective September 23, 1983)**

5.1       Opinion of Skadden, Arps, Slate, Meagher & Flom LLP**

23.1      Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in
          Exhibit 5.1)

23.2      Consent of Deloitte & Touche LLP*

24.1      Power of Attorney (included on signature page)**

----------

 * Filed herewith.
** Previously filed.